                                                Filed Pursuant to Rule 424(b)(3)
                                              of the Rules and Regulations Under
                                                      the Securities Act of 1933
                                                     Registration No. 333-126885

PROSPECTUS SUPPLEMENT
TO PROSPECTUS DATED SEPTEMBER 30, 2005

                           (RCN CORPORATION(SM)LOGO)
                           CONNCECT TO SOMETHING MORE

                                  $125,000,000
                  7.375% CONVERTIBLE SECOND LIEN NOTES DUE 2012

                                  COMMON STOCK

                                   ----------

     We issued $125,000,000 aggregate principal amount of the 7.375% Convertible Second Lien Notes due 2012 in a private placement in December 2004. We filed a Registration Statement (No. 333-126885) that was declared effective by the Securities and Exchange Commission on September 30, 2005 to permit (i) the holders of the Convertible Notes to resell their Convertible Notes and 4,968,204 shares of our Common Stock issuable upon conversion of their Convertible Notes and (ii) certain affiliated selling stockholders to resell 7,048,205 shares of our Common Stock held by them.

     We have attached to this prospectus supplement, and incorporated by reference into it, our (i) Amendment No. 2 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and (ii) Quarterly Report on Form 10-Q for the period ended June 30, 2006.

     The prospectus, together with this prospectus supplement, the prospectus supplements dated May 10, 2006, November 11, 2005, and April 11, 2006, constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act of 1933, as amended, with respect to offers and sales of the notes and the common stock. All references in the prospectus to "this prospectus" are hereby amended to read "this prospectus (as supplemented and amended)."

     The date of this prospectus supplement is August 15, 2006.

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-K/A
                                (AMENDMENT NO. 2)

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
      For the fiscal year ended December 31, 2005

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
      For the transition period from           to

                         Commission file number 1-16805

                             [RCN CORPORATION LOGO]

                                 RCN Corporation
               (Exact name of registrant as specified in charter)

           Delaware                                              22-3498533

(State or other jurisdiction of                               (I.R.S. Employer
incorporation or organization)                               Identification No.)

   196 Van Buren Street, Herndon, VA                               20170

(Address of principal executive offices)                         (Zip Code)

       Registrant's telephone number, including area code: (703) 434-8200

        Securities Registered Pursuant to Section 12(b) of the Act: None

           Securities Registered Pursuant to Section 12(g) of the Act:
                     Common stock, par value $0.01 per share
                               (Title of Classes)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

  [ ] Large accelerated filer  [X] Accelerated filer  [ ]Non-accelerated filer

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

The aggregate market value of the outstanding common stock of the Registrant held by non-affiliates as of June 30, 2005 based on the closing price of $23.09 on the NASDAQ was $536,158,159. Shares reported on Schedule 13D or 13G as being beneficially owned by a holder or group of holders who collectively beneficially own 15% or more of the registrant's outstanding common stock have been excluded from such calculation. Such exclusion, however, shall not constitute an admission that such persons possess the power to direct or cause the direction of the management and policies of the registrant. There were 36,825,942 shares of voting common stock with a par value of $0.01 outstanding at March 3, 2006.

Indicate by check mark whether the registrant has filed all documents and reports to be filed by section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes [X] No [ ]

                       DOCUMENTS INCORPORATED BY REFERENCE

None.

                                EXPLANATORY NOTE

      RCN Corporation ("RCN") is filing this Amendment No. 2 to the Annual Report on Form 10-K to correct inadvertent computational errors in the column entitled "Potential Realizable Value at Assumed Annual Rates for Option Term($)" in the table entitled "Options Granted in Last Fiscal Year", which was incorporated by reference into Item 11 of the Annual Report on Form 10-K from RCN's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 28, 2006.

                        RCN CORPORATION AND SUBSIDIARIES
                      For the year ended December 31, 2005

                                Table of Contents

                                                                            PAGE

                PART III

Item 11         Executive Compensation                                        1

                PART IV

Item 15         Exhibits, Financial Statement Schedules                      11

Signatures                                                                  S-1

Index to Exhibits                                                           E-1

                                    PART III

ITEM 11. EXECUTIVE COMPENSATION.

                             EXECUTIVE COMPENSATION

                                      ANNUAL COMPENSATION                   LONG TERM COMPENSATION AWARDS
                                                                               RESTRICTED    SECURITIES
                                                                                 STOCK       UNDERLYING       ALL OTHER
NAME AND POSITION                 YEAR     SALARY       BONUS     BONUS (5)    AWARDS (6)     OPTIONS      COMPENSATION (7)
James F. Mooney (1)               2005    $540,000    $324,000                 $5,563,392      463,602       $ 8,616
Chairman                          2004
                                  2003

Peter D. Aquino (2)               2005    $540,000    $324,000                 $4,450,584      370,882       $   270
President and Chief Executive     2004
Officer                           2003


John D. Filipowicz                2005    $205,000    $127,305    $ 41,000                      88,000       $ 8,524
Senior Vice President, General    2004    $190,000    $ 22,782    $120,004                                   $ 3,885
Manager                           2003    $207,000                $150,000                                   $ 5,832


PK Ramani                         2005    $205,000    $ 95,202    $ 45,000                      88,000       $ 8,524
Senior Vice President, General    2004    $233,654    $ 20,327    $135,000                                   $ 7,521
Manager                           2003    $225,000    $  5,500    $150,000                                   $ 7,512


Timothy J. Dunne (3)              2005    $186,058    $ 89,308                 $1,940,049      150,000       $   243
Executive Vice President and      2004
Chief Technology Officer          2003


Michael T. Sicoli (4)             2005    $136,731    $108,000                 $1,940,049      150,000       $   189
Executive Vice President and      2004
Chief Financial Officer           2003


----------

(1) Mr. Mooney was appointed Chairman on December 21, 2004, following RCN's emergence from bankruptcy. Mr. Mooney had no compensation in 2004 as an employee of RCN.

(2) Mr. Aquino was appointed Chief Executive Officer and President on December 21, 2004, following RCN's emergence from bankruptcy. Mr. Aquino had no compensation in 2004 as an employee of RCN. During the period from November, 2003 to August 2004, Mr. Aquino was employed by CTA and, in such capacity, served as a consultant to RCN. From August, 2004 until December 21, 2004, Mr. Aquino was employed by PDA and in such capacity served as a consultant to RCN.

(3) Mr. Dunne was appointed Executive Vice President and Chief Technology Officer on March 7, 2005.

(4) Mr. Sicoli was appointed Executive Vice President and Chief Financial Officer on May 12, 2005.

(5)   Represents payments made under Key Employee Retention Program.

(6) As of December 31, 2005, an aggregate of 730,086 shares of Restricted Stock were outstanding having an aggregate value of approximately $17.5 million. With respect to 30,000 shares of Restricted Stock held by each of RCN's five non-employee directors, or an aggregate of 150,000 shares of Restricted Stock, that are deemed to have been granted on July 19, 2005 under applicable accounting rules, one-third of such shares vested on January 1, 2006, and an additional one-third of such shares vest ratably on each of January 1, 2007 and January 1, 2008, subject to earlier vesting should any such member of the Board of Directors not be reelected to the Board of Directors at any applicable annual meeting of RCN stockholders. Dividends would be payable to the non-employee directors who are holders of the outstanding shares of Restricted Stock ratably with holders of all outstanding Common Stock. With respect to an aggregate of 417,242 shares of Restricted Stock held by Messrs. Mooney and Aquino that are deemed to have been granted on July 19, 2005 under applicable accounting rules, one-sixth of such shares vested on January 1, 2006, and an additional one-sixth of such shares will each vest ratably on January 1, 2007 and January 1, 2008. In addition, one sixth of such shares vested on March 3, 2006, based on the achievement of certain operational and financial performance objectives during 2005, and an additional one-sixth of such shares will also each vest ratably in 2007 and 2008, to the extent certain operational and financial performance objectives are met during 2006 and 2007, respectively. With respect to an aggregate of 150,000 shares of Restricted Stock held by Messrs. Sicoli and Dunne that are deemed to have been granted on July 19, 2005 under applicable accounting rules, as well as an additional 12,844 shares of Restricted Stock granted on November 28, 2005, one-sixth of such shares will each vest ratably on May 24, 2006, May 24, 2007 and May 24, 2008. In addition, one sixth of such shares will vest on May 24, 2006, based on the achievement of certain operational and financial performance objectives during 2005, and an additional one-sixth of such shares will also each vest ratably in 2007 and 2008, to the extent certain operational and financial performance objectives are met during 2006 and 2007, respectively. Dividends payable with respect to such shares of Restricted Stock would be held by the Company for the benefit of the executives until such time as such executives have vested in any shares of Restricted Stock with respect to which such dividends were paid.

(7) Amounts in 2005 represent RCN employer match of employee contributions to 401(k) plan and employee life insurance premiums paid for by RCN as follows:

                                                           LIFE
                                          401(k)        INSURANCE
                                          MATCH          PREMIUMS          TOTAL
James F. Mooney                           $8,400          $  216          $8,616
Peter D. Aquino                           $   --          $  270          $  270
John D. Filipowicz                        $8,200          $  324          $8,524
PK Ramani                                 $8,200          $  324          $8,524
Timothy J. Dunne                          $   --          $  243          $  243
Michael T. Sicoli                         $   --          $  189          $  189

                       OPTIONS GRANTED IN LAST FISCAL YEAR

                                         Individual Grants
                                    Percentage                                                 Potential Realizable Value
                      Number of      of Total                     Market                        at Assumed Annual Rates
                     Securities       Options        Exercise   Price on                           for Option Term($)
                     Underlying     Granted To       Price or    Date of
                       Options     Employees in     Base Price    Grant
Name                 Granted (1)  Fiscal Year (2)      (2)       (2),(3)    Expiration Date       0%           5%        10%
James F. Mooney        231,801                        $20.97      $24.00   December 31, 2011    $702,357    $2,967,148  $5,980,283
                       231,801                        $31.46      $24.00   December 31, 2011    $     --    $  535,555  $3,548,690

                       463,602        12.8 %
Peter D. Aquino        185,441                        $20.97      $24.00   December 31, 2011    $561,886    $2,373,721  $4,784,231
                       185,441                        $31.46      $24.00   December 31, 2011    $     --    $  428,445  $2,838,955

                       370,882        10.3 %
John D. Filipowicz      80,000                        $20.97      $24.00     May 23, 2012       $242,400    $1,024,033  $2,063,937
                         8,000                        $21.74      $21.74     May 23, 2012       $     --    $   70,803  $  165,011

                        88,000         2.4 %
PK Ramani               80,000                        $20.97      $24.00     May 23, 2012       $242,400    $1,024,033  $2,063,937
                         8,000                        $21.74      $21.74     May 23, 2012       $     --    $   70,803  $  165,001

                        88,000         2.4 %
Timothy J. Dunne       150,000         4.2 %          $20.97      $24.00     May 23, 2012       $454,500    $1,920,062  $3,869,882
Michael T. Sicoli      150,000         4.2 %          $20.97      $24.00     May 23, 2012       $454,500    $1,920,062  $3,869,882

(1) All options issued to the named executive officers in 2005 were issued pursuant to the 2005 Stock Compensation Plan.

(2) In 2005, RCN granted options to purchase 3,610,759 shares of RCN Common Stock to employees. All of such options were issued pursuant to RCN's 2005 Stock Compensation Plan. Options covering 3,281,259 shares were granted by the Compensation Committee on May 24, 2005 but were subject to approval of the plan by RCN stockholders, which approval was obtained on July 19, 2005. The $24.00 stock price shown above is the closing price of the Common Stock on July 19, 2005. The options covering the remaining 329,500 shares were issued on November 28, 2005. For options granted on November 28, 2005, the exercise price of such options was set at the closing price of the Common Stock on November 28, 2005. All options issued under the 2005 Stock Compensation Plan, except as set forth herein with respect to certain executive officers and directors of RCN, are subject to ratable vesting over a three-year period beginning on the date such grants were approved by the Board of Directors.

(3) The closing price of RCN's Common Stock on the NASDAQ Stock Market on July 19, 2005, for those options deemed to have been granted on July 19, 2005, and on November 28, 2005, for those options granted on November 28, 2005.

                          FISCAL YEAR END OPTION VALUES

                                Number of Securities                     Value of Unexercised
                               Underlying Unexercised                    In-the-Money Options
                            Options at December 31, 2005               at December 31, 2005 (1)
Name                   Exercisable#           Unexercisable#     Exercisable($)       Unexercisable($)
James F. Mooney                  --                  463,602                 --                 574,866
Peter D. Aquino                  --                  370,882                 --                 459,894
John D. Filipowicz               --                   88,000                 --                 212,080
PK Ramani                        --                   88,000                 --                 212,080
Timothy J. Dunne                 --                  150,000                 --                 372,000
Michael T. Sicoli                --                  150,000                 --                 372,000

(1) The value of unexercised options was based on the difference between the exercise price and $23.45, the closing price of Common Stock on December 30, 2005.

                             DIRECTORS' COMPENSATION

      On May 24, 2005, the Board of Directors adopted a compensation policy for Directors. Under this policy, each non-employee Director is paid an annual cash retainer of $60,000. RCN's Board of Directors may award meeting fees if the number of meetings becomes excessive. The Chairman of the Audit Committee receives an additional annual fee of $15,000 and each member of the Audit Committee receives an additional annual fee of $10,000. The Chairman of each other committee of RCN's Board of Directors receives an additional annual fee of $10,000 and each member of each other committee of RCN's Board of Directors receives an additional annual fee of $5,000. All such amounts are payable in advance in equal quarterly installments.

      Under the policy, each non-employee Director of RCN also received a grant of 30,000 shares of restricted stock. Each award vests ratably over a three-year period. One third of such grants vested on January 1, 2006, and the remaining vesting dates for such grants are on January 1, 2007 and January 1, 2008. Fifty percent of the vested shares of restricted stock underlying the award is freely transferable upon vesting. The remaining 50% of the vested shares of restricted stock underlying the award is transferable upon the non-employee Director ceasing to serve as a Director of RCN, subject to RCN's trading policies in effect at that time.

      RCN's Board of Directors may adjust compensation to current and future non-employee Directors as appropriate based on market conditions.

                    EXECUTIVE OFFICERS' EMPLOYMENT AGREEMENTS

      Employment Agreement with Peter D. Aquino. On May 6, 2005, RCN entered into an employment agreement with Peter D. Aquino (the "Aquino Employment Agreement"), pursuant to which Mr. Aquino will serve as President and Chief Executive Officer of RCN effective as of December 21, 2004. The Aquino Employment Agreement is for a term expiring December 21, 2007, subject to an automatic one year extension if neither RCN nor Mr. Aquino gives notice to the other of an intention not to renew the Aquino Employment Agreement no later than 30 days before the scheduled expiration date. Mr. Aquino will receive a base salary of $540,000 per year, which may be increased, but not decreased, by RCN's Board of Directors, in the Board's sole and absolute discretion. Mr. Aquino will be entitled to an annual bonus in an amount determined by the Compensation Committee based on the achievement of performance goals established by the Compensation Committee for each calendar year, with a target annual bonus equal to 50% of base salary. The Board, based upon the recommendation of the Compensation Committee, may, in its discretion, pay Mr. Aquino a bonus in addition to or in excess of, the aforementioned bonus.

      Mr. Aquino will be entitled to participate in the employee benefit plans, policies, programs, perquisites and arrangements that are provided generally to similarly situated employees of RCN to the extent he meets the eligibility requirements for any such plan, policy, program, perquisite or arrangement. RCN will pay or reimburse Mr. Aquino for all reasonable travel, entertainment and other business expenses incurred in carrying out his duties, services and responsibilities.

      Under the Aquino Employment Agreement, if Mr. Aquino's employment is terminated by RCN without Cause (as defined in the Aquino Employment Agreement) or by Mr. Aquino for Good Reason (as defined in the Aquino Employment Agreement) or by Mr. Aquino immediately after the expiration of the Aquino Employment Agreement due to RCN's provision of a Non-Renewal Notice (as defined the Aquino Employment Agreement), (i) Mr. Aquino shall vest in the portion of the Restricted Stock Award or Option Award, if any, that was otherwise scheduled to vest during the 12-month period following his Date of Termination (with the vested portion of the Option Award remaining exercisable for the shorter of the one year period following the his Date of Termination and the remainder of the original term), (ii) RCN shall pay Mr. Aquino the Severance Payments discussed below and (iii) RCN shall provide Mr. Aquino with continued medical coverage at active-employee rates for two years or, if earlier, until he receives subsequent employer-provided coverage.

      In the event Mr. Aquino's employment is terminated by RCN without Cause or by Mr. Aquino for Good Reason, Severance Payments shall mean 24 monthly payments commencing on the first day of the first month after the Mr. Aquino's Date of Termination (as defined in the Aquino Employment Agreement) in an amount equal to 1/12 the sum of the Mr. Aquino's Base Salary and Target Bonus (as defined in the Aquino Employment Agreement), in each case as in effect on Mr. Aquino's Date of

Termination. In the event Mr. Aquino's employment is terminated by the Mr. Aquino immediately after the expiration of the Agreement due RCN's provision of a Non-Renewal Notice (as defined in the Aquino Employment Agreement), Severance Payment shall mean 12 monthly payments commencing on the first day of the first month after the Mr. Aquino's Date of Termination in an amount equal to 1/12 the sum of the Mr. Aquino's Base Salary and Target Bonus, in each case, as in effect on Mr. Aquino's Date of Termination. Payment of the Severance Pay shall be conditioned upon Mr. Aquino's execution and delivery of an irrevocable general release in form satisfactory to RCN and Mr. Aquino.

      The Aquino Employment Agreement contains customary confidentiality, non-competition, non-solicitation and indemnification provisions.

      Employment Agreement with James F. Mooney. On May 6, 2005, RCN entered into an employment agreement with James Mooney (the "Mooney Employment Agreement"), pursuant to which Mr. Mooney will serve as Chairman of RCN's Board, effective as of December 21, 2004. The Mooney Employment Agreement is for a term expiring December 21, 2007, subject to an automatic one year extension if neither RCN nor Mr. Mooney gives notice to the other of an intention not to renew the Mooney Employment Agreement no later than 30 days before the scheduled expiration date. Mr. Mooney will receive a base salary of $540,000 per year, which may be increased, but not decreased, by the Board, in the Board's sole and absolute discretion. Mr. Mooney will be entitled to an annual bonus in an amount determined by the Compensation Committee based on the achievement of performance goals established by the Compensation Committee for each calendar year, with a target annual bonus equal to 50% of base salary. The Board, based upon the recommendation of the Compensation Committee, may, in its discretion, pay Mr. Mooney a bonus in addition to or in excess of, the aforementioned bonus.

      Mr. Mooney will be entitled to participate in the employee benefit plans, policies, programs, perquisites and arrangements that are provided generally to similarly situated employees of RCN to the extent he meets the eligibility requirements for any such plan, policy, program, perquisite or arrangement. RCN will pay or reimburse Mr. Mooney for all reasonable travel, entertainment and other business expenses incurred in carrying out his duties, services and responsibilities.

      Under the Mooney Employment Agreement, if Mr. Mooney's employment is terminated by RCN without Cause (as defined in the Mooney Employment Agreement) or by Mr. Mooney for Good Reason (as defined in the Mooney Employment Agreement) or by Mr. Mooney immediately after the expiration of the Mooney Employment Agreement due to RCN's provision of a Non-Renewal Notice (as defined the Mooney Employment Agreement), (i) Mr. Mooney shall vest in the portion of the Restricted Stock Award or Option Award, if any, that was otherwise scheduled to vest during the 12-month period following his Date of Termination (with the vested portion of the Option Award remaining ex exercisable for the shorter of the one year period following the his Date of Termination and the remainder of the original term), (ii) RCN shall pay Mr.

Mooney the Severance Payments discussed below and (iii) RCN shall provide Mr. Mooney with continued medical coverage at active-employee rates for two years or, if earlier, until he receives subsequent employer-provided coverage.

      In the event Mr. Mooney's employment is terminated by RCN without Cause or by Mr. Mooney for Good Reason, Severance Payments shall mean 24 monthly payments commencing on the first day of the first month after the Mr. Mooney's Date of Termination (as defined in the Mooney Employment Agreement) in an amount equal to 1/12 the sum of the Mr. Mooney's Base Salary and Target Bonus (as defined in the Mooney Employment Agreement), in each case as in effect on Mr. Mooney's Date of Termination. In the event Mr. Mooney's employment is terminated by the Mr. Mooney immediately after the expiration of the Agreement due RCN's provision of a Non-Renewal Notice (as defined in the Mooney Employment Agreement), Severance Payment shall mean 12 monthly payments commencing on the first day of the first month after the Mr. Mooney's Date of Termination in an amount equal to 1/12 the sum of the Mr. Mooney's Base Salary and Target Bonus, in each case, as in effect on Mr. Mooney's Date of Termination. Payment of the Severance Pay shall be conditioned upon Mr. Mooney's execution and delivery of an irrevocable general release in form satisfactory to RCN and Mr. Mooney.

      The Mooney Employment Agreement contains customary confidentiality, non-competition, non-solicitation and indemnification provisions.

           COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

      The Compensation Committee for 2005 was comprised of Messrs. Schell (Chairman), Katzenstein and Tseung. None of these directors has ever served as an officer or employee of RCN or any of its subsidiaries, nor does any such Director have any relationship required to be disclosed pursuant to Item 402(j) of Regulation S-K. No executive officer of RCN serves on any compensation committee of the board of directors of any entity that has one or more of its executive officers serving as a member of RCN's Compensation Committee. In addition, none of our executive officers serves as a member of the compensation committee of the board of directors of any entity that has one or more of its executive officers serving as a member of our Board of Directors.

                          COMPENSATION COMMITTEE REPORT

      The Compensation Committee of the Board of Directors of RCN (the "Compensation Committee") consists of Messrs. Schell, Katzenstein, and Tsueng . Set forth below is a summary of the compensation philosophy of the current Compensation Committee.

      The compensation programs for RCN's executive officers are administered by the Compensation Committee. The Compensation Committee is comprised of three independent Directors. The Compensation Committee makes determinations with respect to all executive compensation matters involving Executive Officers who are subject to Section 16 of the Exchange Act. In addition, the Compensation Committee makes recommendations and/or determinations with respect to all other executive compensation matters.

      The Compensation Committee submits the following report on compensation for RCN's Executive Officers:

Compensation Philosophy

      RCN has established pay-for-performance compensation programs for all levels within RCN, including its executive officers. RCN emphasizes the need for all employees to set objectives and for the objectives of each employee to be tied to the advancement by RCN of its goals. RCN's compensation programs are intended to motivate its employees to provide superior service and superior performance in order to be competitive. Under RCN's total compensation program, all employees of RCN are evaluated against written objectives and compensated accordingly.

      RCN's compensation philosophy for executive officers is based upon their performance against written objectives which are designed to motivate them to lead the organization, establish and communicate RCN's objectives, and execute RCN's business plan to achieve its objectives. The market alignment strategy for the compensation elements include base salary on average at or below the midpoint of RCN's peer group, and is performance based; short term incentive which is on average at or below the midpoint of RCN's peer group, and is performance based and at risk; and long term incentive which is on average at or above the midpoint of RCN's peer group, is performance based, and at risk; and is focused on retaining the executive and promoting stock ownership of RCN.

      In 2005, the Compensation Committee and the Board of Directors established performance objectives under RCN's Short Term Performance Incentive Plan ("STPI") that would determine the amounts, if any, of STPI compensation payable to RCN's senior executives and all other employees for the 2005 fiscal year. In early 2006, RCN paid STPI compensation to RCN's senior executives and nearly all other employees based on RCN's performance in 2005 in accordance with the 2005 STPI performance objectives. In early 2006, the Compensation Committee and the Board of Directors established performance objectives under the STPI that will determine the amounts, if any, of STPI compensation payable to RCN's senior executives and all other employees for the 2006 fiscal year. The Compensation Committee anticipates undertaking a comprehensive review of executive compensation in 2006, including the retention of third party executive compensation experts, to establish a framework whereby the Compensation Committee will review the performance of senior executives individually against written objectives for the 2006 fiscal year, and thereafter recommend short-term and long-term compensation for RCN's senior executives consistent with RCN's compensation philosophy.

Base Salaries

      Upon hiring, base salaries for Executive Officers were initially set by the Compensation Committee based on recruiting requirements (e.g., market demand), competitive pay practices, individual experience and breadth of knowledge, internal equity considerations and other objective and subjective factors. Increases to base salary, if any, are also determined by the Compensation Committee, as applicable. Increases would be determined primarily on an evaluation of competitive data, the individual's performance and contribution to RCN, and RCN's overall performance. The Compensation Committee anticipates reviewing base salaries of RCN senior executives in 2006 and thereafter on an annual basis. Notwithstanding the foregoing, the respective salaries of Messrs. Mooney and Aquino are set forth in their respective employment agreements.

Annual Bonuses

      RCN expects to pay annual bonuses under the STPI Plan. The amount of cash bonuses are based upon performance, and linked to individual performance and RCN-wide objectives. Success against these objectives and overall assessed performance determine the amount of a bonus pool. The Compensation Committee determined that RCN met its operating goals as set by the Committee for 2005 and approved the payment of the STPI which occurred in March 2006.

      Notwithstanding the foregoing, bonuses payable to Messrs. Mooney and Aquino are set forth in their respective employment agreements, and RCN has made such payments in accordance therewith.

Stock Options

      As of April 14, 2006, 3,164,874 shares of Common Stock are subject to outstanding option grants pursuant to the Plan. Future equity grants under the Plan will be awarded at the discretion of the Compensation Committee primarily based on an evaluation of competitive data and the anticipated contribution that the executive officer will make to RCN. If the proposal submitted to the stockholders hereby is approved, 200,000 additional shares of Common Stock will be available for issuance pursuant to the exercise of options issued pursuant to the Plan.

Strategic Objectives

      The Compensation Committee continuously evaluates opportunities to put in place compensation plans that provide incentive to RCN's management and employees to achieve RCN's performance objectives. In April 2006, RCN adopted the RCN Change of Control Severance Plan (the "Change of Control Plan"). The purpose of the Change of Control Plan is to permit the Board of Directors and management to identify and retain key RCN employees by offering to such employees the right to acceleration of vesting of their outstanding incentive compensation if they are terminated, other than For Cause (as defined in the Change of Control Plan), within a 12-month period following the occurrence of a Change of Control of RCN (as defined in the Change of Control Plan.)

                                         COMPENSATION COMMITTEE

                                         Theodore H. Schell, Chairman
                                         Michael E. Katzenstein
                                         Daniel Tseung

                              RCN STOCK PERFORMANCE

         Two graphs are provided below setting forth cumulative total return information. The first chart compares the cumulative total shareholder return on Old RCN's common stock for the period from January 1, 2001 through December 20, 2004, with the cumulative total return of the NASDAQ Composite and the NASDAQ Telecommunications Index over the same period. As contemplated by the Plan, the Bankruptcy Court cancelled Old RCN's common stock on December 21, 2004. The second graph compares the cumulative total shareholder return on RCN's Common Stock from the date such stock began trading on December 21, 2004, the day RCN emerged from bankruptcy, through April 24, 2006, with the cumulative total return of the NASDAQ Composite and the NASDAQ Telecommunications Index over the same period. Each graph assumes $100 was invested on January 1, 2001 or December 21, 2004, as the case may be, in our Common Stock and $100 was invested on each such date in each of the NASDAQ Composite and the NASDAQ Telecommunications Index, with dividends reinvested. Note that historic stock price performance is not necessarily indicative of future stock price performance.

                                 (LINE CHART)

                                 (LINE CHART)

                                     PART IV

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)(3)

            31.1 Certification of Chief Executive Officer pursuant to Rules 13a-14 and 15d-14 promulgated under the Securities and Exchange Act of 1934, as amended, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

            31.2 Certification of the Executive Vice President and Chief Financial Officer pursuant to Rules 13a-14 and 15d-14 promulgated under the Securities and Exchange Act of 1934, as amended, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

                                   SIGNATURES

         Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2006
                                  RCN Corporation


                                  By: /s/ MICHAEL T. SICOLI
                                      -------------------------------
                                  Name:  Michael T. Sicoli
                                  Title: Executive Vice President and Chief
                                         Financial Officer

                                 EXHIBITS INDEX

        (Exhibits are listed by numbers corresponding to the Exhibit Table of Item 601 in Regulation S-K).

 EXHIBIT NO.                              DESCRIPTION
 -----------                              -----------

         2.1      Joint Plan of Reorganization of RCN Corporation and Certain
                  Subsidiaries, dated as of December 21, 2004 (incorporated by reference to Exhibit 2.1 of RCN's Current Report on Form 8-K filed on December 14, 2004).

         2.2      Order Confirming the Joint Plan of Reorganization of RCN
                  Corporation and Certain Subsidiaries, dated as of December 8,
                  2004 (incorporated by reference to Exhibit 2.2 of RCN's
                  Current Report on Form 8-K filed on December 14, 2004).

         3.1      Amended and Restated Certificate of Incorporation of RCN
                  Corporation, dated as of December 21, 2004 (incorporated by reference to Exhibit 3.1 of RCN's Current Report on Form 8-K filed on December 27, 2004 8-K).

         3.2 Amended and Restated Bylaws of RCN Corporation (incorporated by reference to Exhibit 3.2 of RCN's Current Report on Form
                  8-K filed on December 27, 2004).

         4.1 Warrant Agreement, dated as of December 21, 2004, by and between RCN Corporation and HSBC Bank USA, National
                  Association as Warrant Agent (incorporated by reference to Exhibit 4.1 of RCN's Current Report on Form 8-K filed on
                  December 27, 2004.

         4.2 Registration Rights Agreement, dated as of December 21, 2004, by and between RCN Corporation and the Stockholders listed on the signature pages thereto (incorporated by reference to Exhibit 4.2 of RCN's Current Report on Form 8-K filed on
                  December 27, 2004).

         4.3 Note Purchase Agreement, dated as of December 21, 2004, by and among RCN Corporation, the Guarantors listed on the signature pages thereto and the Purchasers listed in Schedule I and
                  Schedule II thereto (incorporated by reference to Exhibit 4.3 of RCN's Current Report on Form 8-K filed on December 27,
                  2004).

         4.4      Indenture, dated as of December 21, 2004, by and among RCN
                  Corporation and HSBC Bank USA, National Association
                  (incorporated by reference to Exhibit 4.4 of RCN's Current
                  Report on Form 8-K filed on December 27, 2004).

         4.5 Registration Rights Agreement, dated as of December 21, 2004, by and between RCN Corporation and the Purchasers listed in
                  Schedule I and Schedule II thereto (incorporated by reference to Exhibit 4.5 of RCN's Current Report on Form 8-K filed on
                  December 27, 2004).

         10.1     Dark Fiber IRU Agreement dated as of May 8, 1997 among
                  Metropolitan Fiber Systems/McCourt, Inc. and RCN Telecom
                  Services of Massachusetts, Inc. (is incorporated by reference to Exhibit 10.2 to RCN's Amendment No. 2 to Form 10/A filed
                  September 5, 1997 (Commission File No. 0-22825.))


         10.2     Dark Fiber IRU Agreement dated as of May 8, 1997 among
                  Metropolitan Fiber Systems of New York, Inc. and RCN Telecom
                  Services of New York, Inc. (is incorporated by reference to Exhibit 10.3 to RCN's Amendment No. 2 to Form 10/A filed
                  September 5, 1997 (Commission File No. 0-22825.))

         10.3 Amended and Restated Operating Agreement of RCN-Becocom, LLC dated as of June 17, 1997 (is incorporated by reference to Exhibit 10.8 to RCN's Amendment No. 2 to Form 10/A filed
                  September 5, 1997 (Commission File No. 0-22825.))

         10.4     Management Agreement dated as of June 17, 1997 among RCN
                  Operating Services, Inc. and RCN-Becocom, Inc. (is incorporated herein by reference to Exhibit 10.9 to RCN's
                  Amendment No. 2 to Form 10/A filed September 5, 1997
                  (Commission File No. 0-22825.))

         10.5 Construction and Indefeasible Right of Use Agreement dated as of June 17, 1997 between RCN-Becocom, Inc. and RCN-Becocom,
                  LLC (is incorporated herein by reference to Exhibit 10.10 to RCN's Amendment No. 2 to Form 10/A filed September 5, 1997
                  (Commission File No. 0-22825.))

         10.6     License Agreement dated as of June 17, 1997 between Boston
                  Edison Company and RCN-Becocom, Inc. (is incorporated by reference to Exhibit 10.11 to RCN's Amendment No. 2 to Form
                  10/A filed September 5, 1997 (Commission File No. 0-22825.))

         10.7     Joint Investment and Non-Competition Agreement dated as of
                  June 17, 1997 among RCN Telecom Services of Massachusetts,
                  Inc., RCN-Becocom, Inc. and RCN-BecoCom, LLC (is incorporated by reference to Exhibit 10.12 to RCN's Amendment No. 2 to Form
                  10/A filed September 5, 1997 (Commission File No. 0-22825.))

         10.8     Amended and restated Operating Agreement of Starpower
                  Communications, L.L.C. by and between Pepco Communications,
                  L.L.C. and RCN Telecom Services of Washington, D.C. Inc. dated
                  October 28, 1997(is incorporated by reference to Exhibit 10.13 to RCN's Annual Report on Form 10-K for the year ended
                  December 31, 1997 (Commission File No. 0-22825.))

         10.9+    Employment Agreement between RCN Corporation and Peter D.
                  Aquino, dated May 6, 2005. (incorporated by reference to
                  Exhibit 10.9 of RCN's Annual Report on Form 10-K, filed on May
                  11, 2005).

         10.10+ Employment Agreement between RCN Corporation and James Mooney dated May 6, 2005. (incorporated by reference to Exhibit 10.10 of RCN's Annual Report on Form 10-K, filed on May 11, 2005).

         10.11 Credit Agreement, dated as of December 21, 2004, by and among RCN, the lenders party thereto and Deutsche Bank AG Cayman
                  Islands Branch, as administrative agent (incorporated by reference to Exhibit 99.2 of RCN's December 27, 2004 8-K).

         10.12 Amended and Restated Term Loan and Credit Agreement, dated as of December 21, 2004, by and among RCN Corporation, HSBC Bank
                  USA, National Association, as agent and collateral agent and certain financial institutions parties thereto, as lenders
                  (incorporated by reference to Exhibit 99.3 of RCN's December
                  27, 2004 8-K).

         10.13 Security Agreement, dated as of December 21, 2004, made by RCN and each Guarantor in favor of the Second-Lien Collateral
                  Agent for the benefit of the Secured Creditors (as defined therein) (incorporated by reference to Exhibit 99.4 of RCN's
                  Current Report on Form 8-K filed on December 14, 2004).

         10.14    Pledge Agreement, dated as of December 21, 2004, made by RCN
                  Corporation and each Guarantor in favor of the Second-Lien
                  Collateral Agent for the benefit of the Secured Creditors (as defined therein) (incorporated by reference to Exhibit 99.5 of RCN's Current Report on Form 8-K filed on December 14, 2004).

         10.15 Subsidiary Guaranty, dated as of December 21, 2004, made by each of the Guarantors (as defined therein) in favor of the Agent (as defined therein) for the benefit of the Secured
                  Creditors (as defined therein) (incorporated by reference to Exhibit 99.6 of RCN's Current Report on Form 8-K filed on
                  December 14, 2004).

         10.16 Intercreditor Agreement, dated as of December 21, 2004, by and between Deutsche Bank Cayman Islands Branch, as Administrative
                  Agent, and HSBC Bank USA, National Association, as Second-Lien
                  Collateral Agent and Third-Lien Collateral Agent (incorporated by reference to Exhibit 99.7 of RCN's Current Report on Form
                  8-K filed on December 14, 2004).

         10.17 Security Agreement, dated as of December 21, 2004, made by each of the Loan Parties (as defined therein) in favor of Deutsche Bank AG Cayman Islands Branch, the First-Lien
                  Collateral Agent (incorporated by reference to Exhibit 99.8 of
                  RCN's Current Report on Form 8-K filed on December 14, 2004).

         10.18 Pledge Agreement, dated as of December 21, 2004, made by each of the Loan Parties (as defined therein) in favor of Deutsche
                  Bank AG Cayman Islands Branch, as First-Lien Collateral Agent for the benefit of the Secured Creditors (as defined therein)
                  (incorporated by reference to Exhibit 99.9 of RCN's Current
                  Report on Form 8-K filed on December 14, 2004).

         10.19 Subsidiary Guaranty, dated as of December 21, 2004, made by each of the Guarantors (as defined therein) in favor of HSBC
                  Bank USA, National Association, as Second-Lien Collateral
                  Agent for the benefit of the Secured Creditors (as defined therein) (incorporated by reference to Exhibit 99.10 of RCN's
                  Current Report on Form 8-K filed on December 14, 2004).

         10.20    Security Agreement, dated as of December 21, 2004, made by RCN
                  Corporation in favor of the Third-Lien Collateral Agent
                  (incorporated by reference to Exhibit 99.11 of RCN's Current
                  Report on Form 8-K filed on December 14, 2004).

         10.21    Pledge Agreement, dated as of December 21, 2004, made by RCN
                  Corporation in favor of HSBC Bank USA, National Association, as Third-Lien Collateral Agent for the benefit of the Secured
                  Creditors (as defined therein) (incorporated by reference to Exhibit 99.12 of RCN's Current Report on Form 8-K filed on
                  December 14, 2004).

         10.22+   Employment Letter by and between RCN Corporation and Stephen
                  A. Bogiages, dated April 7, 2005 (incorporated by reference to
                  Exhibit 99.1 of RCN's Current Report on Form 8-K, filed on
                  April 20, 2005).

         10.23+   Employment Letter by and between RCN Corporation and Michael
                  Sicoli, dated May 12, 2005 (incorporated by reference to
                  Exhibit 99.2 of RCN's Current Report on Form 8-K, filed on May
                  12, 2005).

         10.24+   Separation Agreement between RCN Corporation and Patrick T.
                  Hogan, dated as of June 30, 2005. (is incorporated by reference to Exhibit 10.24 to RCN's Amendment No. 1 to its
                  Annual Report on Form 10-K as filed on April 10, 2006)

         10.25+   RCN Corporation Senior Executive Annual Bonus Plan
                  (incorporated by reference to Exhibit 99.1 of RCN's Current
                  Report on Form 8-K, filed on July 26, 2005).

         10.26+ RCN Corporation 2005 Stock Compensation Plan (incorporated by reference to Exhibit 99.2 of RCN's Current Report on Form 8-K, filed on July 26, 2005).

         10.27    First Amendment, dated as of November 30, 2005, to the First
                  Lien Credit Agreement, dated as of December 21, 2004, among
                  RCN Corporation, the lenders from time to time party thereto and Deutsche Bank AG, Cayman Islands Branch, as Administrative
                  Agent (incorporated by reference to Exhibit 99.3 of RCN's
                  Current Report on Form 8-K, filed on December 8, 2005).

         10.28+   Separation Agreement between RCN Corporation and Stephen A.
                  Bogiages, dated as of December 22, 2005 (is incorporated by reference to Exhibit 10.28 to RCN's Amendment No. 1 to its
                  Annual Report on Form 10-K as filed on April 10, 2006).

         10.29+ Amended Form Non-Qualified Option Agreement (is incorporated by reference to Exhibit 10.29 to RCN's Amendment No. 1 to its Annual Report on Form 10-K as filed on April 10, 2006).

         10.30+ Amended Form Incentive Stock Option Agreement (is incorporated by reference to Exhibit 10.30 to RCN's Amendment No. 1 to its Annual Report on Form 10-K as filed on April 10, 2006).

         10.32+ Form Executive Restricted Stock Agreement (incorporated by reference to Exhibit 10.1 of RCN's Current Report on Form 8-K, filed on January 6, 2006).

         10.33    Stock Purchase Agreement between RCN Corporation and
                  Consolidated Edison, Inc., dated as of December 5, 2005 (is incorporated by reference to Exhibit 10.33 to RCN's Amendment
                  No. 1 to its Annual Report on Form 10-K as filed on April 10,
                  2006).

         10.34 Stock Purchase Agreement, dated March 6, 2006, entered into by and among RCN International Holdings, Inc, Teleholding, S.A.
                  de C.V., Mega Cable, S.A. de C.V. and MCM Holding, S.A. de
                  C.V. (incorporated by reference to Exhibit 99.2 of RCN's
                  Current Report on Form 8-K, filed on March 8, 2006)

         10.35 Settlement Agreement, dated March 6, 2006, entered into by and among RCN International Holdings, Inc., Teleholding, S.A. de
                  C.V., Mega Cable, S.A. de C.V., MCM Holding, S.A. de C.V. and the Private Shareholders listed therein (is incorporated by reference to Exhibit 10.35 to RCN's Amendment No. 1 to its
                  Annual Report on Form 10-K as filed on April 10, 2006).

         10.36+   Employment Letter by and between RCN Corporation and Benjamin
                  R. Preston dated April 5, 2006 (incorporated by reference to
                  Exhibit 99.2 of RCN's Current Report on Form 8-K, filed on
                  April 5, 2006.)

         10.37+   RCN Corporation Change of Control Severance Plan dated April
                  7, 2006 (is incorporated by reference to Exhibit 10.37 to RCN's Amendment No. 1 to its Annual Report on Form 10-K as filed on April 10, 2006).

         21 Subsidiaries of Registrant (incorporated by reference to Exhibit 21 of RCN's Annual Report on Form 10-K for the year ended December 31, 2004 (Commission File No. 001-16805))

         31.1*    Certification of Chief Executive Officer pursuant to Rules
                  13a-14 and 15d-14 promulgated under the Securities and Exchange Act of 1934, as amended, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

         31.2*    Certification of the Executive Vice President and Chief
                  Financial Officer pursuant to Rules 13a-14 and 15d-14 promulgated under the Securities and Exchange Act of 1934, as amended, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002.


         99.1 Press release announcing emergence of RCN Corporation from Bankruptcy published December 22, 2004 ((incorporated by reference to Exhibit 99.1 of RCN's Current Report on Form 8-K filed on December 14, 2004) RCN's December 27, 2004 8-K).

*        Document attached.

+        Management compensatory plan or arrangement.

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 10-Q

[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2006

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                         COMMISSION FILE NUMBER 1-16805

                           (RCN CORPORATION(SM) LOGO)
                           CONNCECT TO SOMETHING MORE

                                 RCN CORPORATION
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

                DELAWARE                                          22-3498533
     (State or other jurisdiction of                           (I.R.S. Employer
     incorporation or organization)                          Identification No.)

 196 VAN BUREN STREET, HERNDON, VIRGINIA                            20170
(Address of principal executive offices)                          (Zip Code)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (703) 434-8200

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days. Yes  X   No
                                       ---     ---

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition or "accelerated filer and large accelerated filer" in Rule 12B-2 of the Exchange Act. (Check one)

Large accelerated filer     Accelerated filer  X  Non-accelerated filer
                        ---                   ---                       ---

Indicate by check mark whether the registrant is a shell company (as defined in
Rule 12b-2 of the Exchange Act.): Yes     No  X
                                      ---    ---

Indicate by check mark whether the registrant has filed all documents and reports to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes X No
           ---    ---

The number of shares of the Registrant's common stock, par value of $0.01 per share, outstanding at August 4, 2006 was 37,076,049, including 625,099 shares of common stock issued pursuant to RCN's Plan of Reorganization but reserved pending the resolution of certain disputed claims arising out of RCN's bankruptcy proceeding.

================================================================================

                        RCN CORPORATION AND SUBSIDIARIES
                                    FORM 10-Q
                FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2006
                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
PART I - FINANCIAL INFORMATION

Item 1.  Financial Statements                                                 1

         Condensed Consolidated Statements of Operations for the three
         months ended June 30, 2006 and June 30, 2005 (unaudited)             1

         Condensed Consolidated Statements of Operations for the six
         months ended June 30, 2006 and June 30, 2005 (unaudited)             2

         Condensed Consolidated Balance Sheets as of June 30, 2006 and
         December 31, 2005 (unaudited)                                        3

         Condensed Consolidated Statements of Cash Flows for the six
         months ended June 30, 2006 and June 30, 2005 (unaudited)             5

         Notes to Condensed Consolidated Financial Statements (unaudited)     7

Item 2.  Management's Discussion and Analysis of Financial Condition and
         Results of Operations                                               30

Item 3.  Quantitative and Qualitative Disclosures About Market Risk          38

Item 4.  Controls and Procedures                                             39

PART II - OTHER INFORMATION

Item 1.  Legal Proceedings                                                   39

Item 1A. Risk Factors                                                        39

Item 4.  Submission of Matters to a Vote of Security Holders                 40

Item 5.  Other Information                                                   40

Item 6.  Exhibits                                                            41

SIGNATURES                                                                   42

PART I - FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

                        RCN CORPORATION AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
             (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
                                   (UNAUDITED)

                                                                  THREE MONTHS ENDED JUNE 30,
                                                                  ---------------------------
                                                                      2006           2005
                                                                  ------------   ------------
Revenues                                                          $    157,295   $   141,426
Costs and expenses:
Direct expenses                                                         50,263        50,722
Selling, general and administrative (including 2006 stock based
   compensation of $4,507)                                              75,157        70,922
Non-cash issuance of warrants                                               --           564
Impairments (recoveries), exit costs and restructuring                   1,386        (3,189)
Depreciation and amortization                                           48,611        46,173

Operating loss                                                         (18,122)      (23,766)

Investment income                                                        1,335         1,353
Interest expense                                                        (4,945)      (10,386)
(Loss) gain on sale of assets                                             (407)        1,240
Loss on early extinguishment of debt                                    (3,184)           --
Other income, net                                                           13           521

Loss before income taxes and discontinued operations                   (25,310)      (31,038)

Income tax expense                                                          --           302

Loss from continuing operations                                        (25,310)      (31,340)

Loss from discontinued operations, net of tax                               --            (7)

Net loss                                                          $    (25,310)  $   (31,347)

Loss per common share
Basic and diluted:
Loss from continuing operations                                   $      (0.69)  $     (0.87)
Loss from discontinued operations                                           --          0.00
Basic and diluted loss per common share                           $      (0.69)  $     (0.87)

Weighted average common shares outstanding - basic and diluted      36,563,650    36,020,850

  The accompanying notes are an integral part of these Condensed Consolidated
                             Financial Statements.

                        RCN CORPORATION AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
             (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
                                   (UNAUDITED)

                                                         SIX MONTHS ENDED JUNE 30,
                                                         -------------------------
                                                             2006          2005
                                                         -----------   -----------
Revenues                                                 $   300,907   $   282,235
Costs and expenses:
Direct expenses                                              100,200       101,770
Selling, general and administrative (including 2006
   stock based compensation of $9,666)                       146,852       137,527
Non-cash issuance of warrants                                     --           564
Impairments (recoveries), exit costs and restructuring         2,609          (613)
Depreciation and amortization                                 99,460        91,932

Operating loss                                               (48,214)      (48,945)

Investment income                                              3,092         2,516
Interest expense                                             (16,050)      (20,619)
Gain on sale of investment in unconsolidated entity          125,377            --
(Loss) gain on sale of assets                                 (1,864)        2,723
Loss on early extinguishment of debt                         (19,252)           --
Other income, net                                                 27         1,608

Income (loss) before income taxes, discontinued
   operations and cumulative effect of a change in
   accounting for legal fees                                  43,116       (62,717)

Income tax expense                                             7,467           681

Income (loss) from continuing operations before
   cumulative effect of a change in accounting for
   legal fees                                                 35,649       (63,398)

Income from discontinued operations, net of tax                    3            48

Income (loss) before cumulative effect of a change in
   accounting for legal fees                                  35,652       (63,350)

Cumulative effect of a change in accounting for
   legal fees                                                     --         2,600

Net income (loss)                                        $    35,652   $   (60,750)

Income (loss) per common share
Basic:
Income (loss) from continuing operations before
   cumulative effect of a change in accounting for
   legal fees                                            $      0.98   $     (1.76)
Income from discontinued operations                             0.00          0.00
Cumulative effect of a change in accounting for
   legal fees                                                     --          0.07
Basic income (loss) per common share                     $      0.98   $     (1.69)

Diluted:
Income (loss) from continuing operations before
   cumulative effect of a change in accounting for
   legal fees                                            $      0.97   $     (1.76)
Income from discontinued operations                             0.00          0.00
Cumulative effect of a change in accounting for
   legal fees                                                     --          0.07
Diluted income (loss) per common share                   $      0.97   $     (1.69)

Weighted average common shares outstanding:
Basic:                                                    36,242,860    36,020,850
Diluted:                                                  41,358,265    36,020,850

   The accompanying notes are an integral part of these Condensed Consolidated
                              Financial Statements.

                        RCN CORPORATION AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
           (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                      JUNE 30,    DECEMBER 31,
                                                        2006          2005
                                                     ----------   ------------
ASSETS

Current assets:
Cash and cash equivalents                            $   50,154    $   70,906
Short-term investments                                   48,080        72,111
Accounts receivable, net of allowance for doubtful
   accounts of $4,571 and $3,665                         66,583        49,242
Unbilled revenues                                           472           655
Prepayments and other current assets                     18,997        13,993

Total current assets                                    184,286       206,907

Property, plant and equipment, net of accumulated
   depreciation of $263,419 and $175,215                677,487       705,908
Investment in unconsolidated entity                          --       184,896
Intangible assets, net of accumulated amortization
   of $29,224 and $19,743                               111,883       118,145
Long-term restricted investments                         15,816        17,568
Deferred charges and other assets                        13,345        20,516

Total assets                                         $1,002,817    $1,253,940

   The accompanying notes are an integral part of these condensed consolidated financial statements.

                        RCN CORPORATION AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
           (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                                          JUNE 30,    DECEMBER 31,
                                                                            2006          2005
                                                                         ----------   ------------
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accounts payable                                                         $   18,218    $   24,153
Advance billings and customer deposits                                       42,179        36,202
Accrued expenses and other                                                   69,597        72,885
Accrued employee compensation and related expenses                           15,610        17,365
Accrued exit costs                                                            3,395         3,106
Current portion of long-term debt and capital lease obligations                 881         3,648
Current liabilities of discontinued operations                                1,380         1,422

Total current liabilities                                                   151,260       158,781

Long-term debt and capital lease obligations, net of current portion        202,276       488,449
Other long-term liabilities                                                  45,351        43,808

Total liabilities                                                           398,887       691,038

Commitments and contingencies (note 12)
Stockholders' equity:
Common stock, par value $0.01 per share, 100,000,000 shares
   authorized, 37,103,211 and 36,825,941 shares issued and outstanding          364           360
Committed stock, par value $0.01, 625,099 and 797,938 shares committed            6             8
Committed capital in excess of par                                           24,399        25,549
Additional paid-in-capital                                                  684,619       669,762
Treasury stock, 56,992 shares at cost at June 30, 2006                       (1,394)           --
Accumulated deficit                                                        (104,148)     (139,800)
Accumulated other comprehensive income                                           84         7,023

Total stockholders' equity                                                  603,930       562,902

Total liabilities and stockholders' equity                               $1,002,817    $1,253,940

   The accompanying notes are an integral part of these condensed consolidated financial statements.

                        RCN CORPORATION AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)
                                   (UNAUDITED)

                                                                SIX MONTHS ENDED JUNE 30,
                                                                -------------------------
                                                                     2006       2005
                                                                  ---------   --------
Cash flows from operating activities:
Net income (loss)                                                 $  35,652   $(60,750)

Adjustments to reconcile net income (loss) to net cash
   provided by (used in) operating activities:
Income from discontinued operations                                      (3)       (48)
Loss on early extinguishment of debt                                 19,252         --
Accretion of discounted debt                                          1,663         --
Non-cash interest                                                        --      2,222
Amortization of deferred financing costs                                765      1,133
Non-cash stock based compensation                                     9,666         --
Non-cash issuance of warrants                                            --        564
Gain on sale of investment in unconsolidated entity                (125,377)        --
Loss (gain) on sale of assets                                         1,864     (2,723)
Depreciation and amortization                                        99,460     91,932
Provision for doubtful accounts                                       5,214      4,512
Cumulative effect of a change in accounting for legal fees               --     (2,600)
Impairments (recoveries), exit costs and restructuring                2,609       (613)

                                                                     50,765     33,629

Net change in certain assets and liabilities, net of business acquisitions
Accounts receivable and unbilled revenues                           (14,088)      (322)
Accounts payable                                                     (6,825)    (9,370)
Accrued expenses                                                    (16,090)    (3,424)
Unearned revenue, advanced billing and customer deposits              5,977        164
Other assets and liabilities                                         (5,772)     4,174

                                                                    (36,798)    (8,778)

Net cash provided by continuing operations                           13,967     24,851

Net cash used in discontinued operations                                (42)       (48)

Net cash provided by operating activities                            13,925     24,803

   The accompanying notes are an integral part of these condensed consolidated financial statements.

                        RCN CORPORATION AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)
                                   (UNAUDITED)

                                                            SIX MONTHS ENDED JUNE 30,
                                                            -------------------------
                                                                  2006       2005
                                                               ---------   --------
Cash flows from investing activities:
Additions to property, plant and equipment                     $ (32,092)  $(24,018)
Investment in acquisition                                        (37,260)        --
Decrease in short-term investments                                23,987     95,856
Proceeds from sale of assets                                         326      4,440
Proceeds from sale of investment in unconsolidated entity        307,467         --
Decrease in investments restricted for debt service                1,752      3,406

Net cash provided by investing activities                        264,180     79,684

Cash flows from financing activities:
Repayment of long-term debt                                     (365,297)    (1,650)
Payment of debt issuance costs                                    (4,412)        --
Debt proceeds                                                     75,000         --
Premium on repayment of long-term debt                            (6,488)        --
Payments of capital lease obligations                               (306)      (298)
Proceeds from the exercise of stock options                        4,040         --
Purchase of treasury stock                                        (1,394)        --

Net cash used in financing activities                           (298,857)    (1,948)

Net (decrease) increase in cash and cash equivalents             (20,752)   102,539
Cash and cash equivalents at beginning of period                  70,906     54,351

Cash and cash equivalents at end of period                     $  50,154   $156,890
Supplemental disclosures of cash flow information
Cash paid during the periods for:
Interest                                                       $  13,731   $ 12,732

Income taxes                                                   $   7,467   $     --

   The accompanying notes are an integral part of these condensed consolidated financial statements.

                        RCN CORPORATION AND SUBSIDIARIES
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.   ORGANIZATION AND BASIS OF PRESENTATION

RCN Corporation is one of the largest facilities-based competitive providers of bundled cable, high-speed internet and phone services delivered over its own fiber-optic local network to residential and small business customers in some of the most densely populated markets in the U.S. RCN Business Solutions also provides bulk video, high-capacity data and voice services to a growing number of business customers. RCN provides service in the Boston, New York, eastern Pennsylvania, Chicago, San Francisco, Washington, D.C. and Los Angeles metropolitan markets.

The accompanying unaudited condensed consolidated financial statements of RCN have been prepared in accordance with rules and regulations of the Securities and Exchange Commission ("SEC") for Quarterly Reports on Form 10-Q (the "Report"). Accordingly, some information and footnote disclosures required by accounting principles generally accepted in the United States ("GAAP") for complete financial statements have been condensed or omitted. These consolidated financial statements include the accounts of RCN and its consolidated subsidiaries. All intercompany transactions and balances among consolidated entities have been eliminated.

In the opinion of RCN's management, the unaudited condensed consolidated financial statements include all adjustments necessary to present fairly the consolidated financial position, results of operations and cash flows of the Company for the periods presented. The results of operations for the three months ended June 30, 2006 are not necessarily indicative of operating results expected for the full year or future interim periods. These unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements filed with the SEC and notes thereto included in the Company's amended Annual Report on Form 10-K for the year ended December 31, 2005, filed on April 10, 2006.

BANKRUPTCY

On December 21, 2004, RCN emerged from Bankruptcy (the "Effective Date") and adopted "fresh start" accounting in accordance with the American Institute of Certified Public Accountants Statement of Position No. 90-7, "Financial Reporting By Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"). "Fresh start" accounting required RCN to re-value its assets and liabilities based upon their estimated fair values. Adopting "fresh start" accounting resulted in material adjustments to the historical carrying amount of RCN's assets and liabilities. Reorganization adjustments were recorded to the consolidated balance sheet to reflect the discharge of debt and other obligations and the adoption of "fresh start" reporting. RCN, with the help of its advisors, determined the reorganization value as defined in SOP 90-7. The reorganization value of RCN was allocated to its assets in conformity with the procedures specified by SFAS No. 141, "Business Combination" ("SFAS 141").

CHANGE IN ACCOUNTING FOR LEGAL FEES

During the first quarter of 2005, the Company changed its method of accounting for legal fees related to legal actions directed against it. RCN previously accrued anticipated legal fees for these actions based on an estimate of fees that would be incurred if these actions were believed to require outside legal services. Management of the Company recognizes that there is a diversity of practice for accounting for legal fees and there is no clear preference for one method over another expressed in any authoritative accounting literature. Management believes that estimating fees for legal matters that can have many possible outcomes is inherently difficult and therefore believes it is preferable to accrue legal fees when the work is performed, consistent with the Company's accounting for all other services. Management further believes this treatment is consistent with the definition of a liability in Financial Accounting Standards Concept Statement No. 6. In accordance with Accounting Principles Board ("APB") Opinion No. 20, "Accounting Changes", the Company recorded the cumulative amount of the change in the three months ended March 31, 2005, resulting in a reversal of $2.6 million of expense recorded in previous periods. This change resulted in a decrease in net loss of $2.6 million or $0.07 per share for the three and six months ended June 30, 2005. Management discussed this change with RCN's independent registered public accounting firm, who concurred with this change.

RECLASSIFICATIONS

Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.

USE OF ESTIMATES

The Company's condensed consolidated financial statements are prepared in accordance with GAAP. These accounting principles require management to make estimates, judgments and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. When sources of information regarding the carrying values of assets, liabilities and reported amounts of revenue and expenses are not readily apparent, RCN bases its estimates on historical experience and on various other assumptions that RCN's management believes to be reasonable for making judgments. RCN evaluates all of its estimates on an on-going basis and may consult outside experts to assist in RCN's evaluations. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the periods presented. Actual results could differ from those estimates.

SEGMENT REPORTING

RCN's management views its business of providing video, data and voice communications services to residential and commercial customers as one business segment, and currently aggregates these revenue streams under the quantitative and qualitative thresholds defined in SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

REVENUE RECOGNITION

Revenues are recognized as earned when the services are rendered, evidence of an arrangement exists, the fee is fixed and determinable and collectibility is probable. Video, local and long distance telephone, high-speed data and dial-up revenues are recognized in the period service is provided. Installation fees charged to residential and small business customers are less than related direct selling costs and are therefore recognized in the period of installation. Installation fees charged to larger commercial accounts are generally recognized over the life of the contract.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

FIN NO. 48

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation Number 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109, ("FIN48"). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return. The Company must determine whether it is "more-likely-than-not" that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the more-likely-than-not recognition threshold, the position is measured to determine the amount of benefit to recognize in the financial statements. FIN 48 applies to all tax positions related to income taxes subject to FASB Statement No. 109, Accounting for Income Taxes. The interpretation clearly excludes income tax positions related to FASB Statement No. 5, Accounting for Contingencies. We will adopt the provisions of this statement beginning in the first quarter of 2007. We do not expect that the adoption of this statement will have a material impact on our consolidated financial position or results of operations.

SFAS NO. 155

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an Amendment of FASB Statements No. 133 and 140" ("SFAS No. 155"). SFAS No. 155 allows financial instruments that contain an embedded derivative and that otherwise would require bifurcation to be accounted for as a whole on a fair value basis, at the holders' election. SFAS No. 155 also clarifies and amends certain other provisions of SFAS No. 133 and SFAS No. 140. This statement is effective for all financial instruments acquired or issued in fiscal years beginning after September 15, 2006. We do not expect that the adoption of SFAS No. 155 will have a material impact on our consolidated financial position or results of operations.

SFAS NO. 156

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets - an Amendment of FASB Statement No. 140" ("SFAS No. 156"). SFAS No. 156 provides guidance on the accounting for servicing assets and liabilities when an entity undertakes an obligation to service a financial asset by entering into a servicing contract. This statement is effective for all transactions in fiscal years beginning after September 15, 2006. We do not expect that the adoption of SFAS No. 156 will have a material impact on our consolidated financial position or results of operations.

2.   BUSINESS COMBINATIONS

In December 2005, RCN signed a definitive agreement to purchase Consolidated Edison Communications Holding Company, Inc. ("CEC"), the telecommunications subsidiary of Consolidated Edison, Inc. and paid a deposit of $2 million. On March 17, 2006 ("CEC Closing Date"), the acquisition was completed and the remaining $30 million of the purchase price, plus approximately $7 million in working capital and capital expenditure adjustments was paid. RCN retained independent appraisers to work with Management to determine the fair value of the property, plant and equipment and intangible assets acquired as required under SFAS 141. The following table summarizes the estimated fair value of assets acquired and liabilities assumed as of the CEC Closing Date:

(DOLLARS IN THOUSANDS)
Current assets            $ 7,244
Property and equipment     32,330
Other intangible assets     3,220
Other long-term assets      2,484
Total assets               45,278

Current liabilities        (4,374)
Long-term liabilities      (1,400)

Net assets acquired       $39,504

The $3.2 million of intangible assets consist of customer lists of $3.1 million and software of $0.1 million, and have estimated useful lives of four and three years, respectively.

3.   SALE OF INVESTMENT IN UNCONSOLIDATED ENTITY

RCN previously owned 48.93% interests in Megacable, S.A. de C.V. ("Megacable"), a cable television and high-speed data services provider in certain portions of Mexico, and Megacable Communicaciones de Mexico S.A. ("MCM"), a provider of local voice and high-speed data services in Mexico City. On March 23, 2006, RCN sold its interests in Megacable and MCM to Teleholding, S.A. de C.V. ("Teleholding"), a Mexican entity comprised of the majority shareholders of Megacable and MCM for net after tax proceeds of $300 million, resulting in a gain of $125.4 million. RCN used the proceeds to pay down debt as required under its various debt agreements.

4.   COMPREHENSIVE INCOME (LOSS)

Comprehensive income for the Company consists of net income (loss), cumulative translation adjustments, and unrealized appreciation (depreciation) on investments:

                                                THREE MONTHS ENDED JUNE 30,
                                                ---------------------------
(DOLLARS IN THOUSANDS)                                 2006       2005
                                                    ---------   --------
Net loss                                            $(25,310)   $(31,347)

Cumulative foreign currency translation gains             --       7,666
Unrealized appreciation on investments                     7          37

Comprehensive loss                                  $(25,303)   $(23,644)

                                                                          SIX MONTHS ENDED
                                                                              JUNE 30,
                                                                        -------------------
(DOLLARS IN THOUSANDS)                                                    2006       2005
                                                                        --------   --------
Net income (loss)                                                       $ 35,652   $(60,750)

Reversal of accumulated translation gains upon sale of the investment     (6,896)        --
Cumulative foreign currency translation gains                                 --      7,111
Unrealized (depreciation) appreciation on investments                        (43)       113

Comprehensive income (loss)                                             $ 28,713   $(53,526)

The Company's investments in Megacable and MCM were designated in Mexican pesos and accordingly, the Company's investments were translated into US dollars at the exchange rate in effect on the last day of each reporting period. Any corresponding foreign currency translation gains or losses were then recorded on the balance sheet as a component of accumulated other comprehensive income. Upon the sale of the Company's interests in Megacable and MCM in March 2006, all accumulated foreign currency translation gains were reversed against other comprehensive income.

5. INCOME (LOSS) PER SHARE

On the Effective Date, the Company issued 36,020,850 shares of common stock, par value $0.01 per share, of which 4,101,806 shares were placed in a reserve to settle disputed claims against RCN that were outstanding as of the date of emergence. As of June 30, 2006, 625,099 shares remained in the reserve and are considered outstanding and included in the computation of basic EPS. After all outstanding claims are resolved, and the period for the Bankruptcy Court to reconsider its rulings on RCN's objections to all claims expires, RCN will distribute the remaining reserved shares to its general unsecured creditors and former bond holders on a pro rata basis.

In accordance with SFAS No. 128, "Earnings per Share" ("SFAS 128") the calculation of basic earnings per share ("EPS") is computed by dividing the income available to common stockholders by the average weighted number of shares of common stock during the period. The weighted average shares used in the computation of basic EPS were 36,563,650 and 36,020,850 for the three months ended June 30, 2006 and 2005, respectively, and 36,242,860 and 36,020,850 for the six months ended June 30, 2006 and 2005, respectively.

The computation of weighted average shares outstanding for the dilutive EPS calculation includes the number of additional shares of common stock that would be outstanding if all dilutive potential common stock equivalents would have been issued. For the three and six months ended June 30, 2006, shares used in the computation of diluted EPS were 36,563,650 and 41,358,265, respectively. For the three and six months ended June 30, 2005, and the three months ended June 30, 2006, all potential common stock equivalents would have been antidilutive, so the average weighted common stock for the basic EPS computation is equal to the weighted average common stock for the diluted EPS computation for those periods.

The following table shows the securities outstanding at June 30, 2006 that could potentially dilute basic EPS in the future.

                                                      JUNE 30, 2006
                                                      -------------
Options                                                 3,379,283
Warrants                                                  187,998
Shares issuable upon conversion of convertible debt     4,968,204
Unvested restricted stock                                 556,722
Total                                                   9,092,207

The following table is a reconciliation of the numerators and denominators of the basic and diluted per share computations:

                                                             THREE MONTHS ENDED JUNE 30,
                                                             ---------------------------
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)        2006          2005
                                                              -----------   -----------
Net loss from continuing operations                           $   (25,310)  $   (31,340)
Loss from discontinued operations, net of tax                          --            (7)
Net loss                                                      $   (25,310)  $   (31,347)

Weighted average shares outstanding -Basic and Diluted         36,563,650    36,020,850

Basic loss per share                                          $     (0.69)  $     (0.87)

Diluted loss per share                                        $     (0.69)  $     (0.87)

                                                                                      SIX MONTHS ENDED JUNE 30,
                                                                                      -------------------------
(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)                                2006          2005
                                                                                      -----------   -----------
Net income (loss) from continuing operations                                          $    35,649   $   (63,398)
Income from discontinued operations, net of tax                                                 3            48
Cumulative effect of a change in accounting for legal fees                                     --         2,600
Net income (loss)                                                                     $    35,652   $   (60,750)

Interest expense on convertible Notes                                                       4,409            --

Net income (loss) assuming conversion of convertible Notes                            $    40,061   $   (60,750)

Weighted average shares outstanding-Basic                                              36,242,860    36,020,850

Incremental shares based on conversion of convertible Notes                             4,968,204            --
Incremental shares due to unvested restricted stock grants                                147,201            --

Weighted average shares outstanding-Diluted                                            41,358,265    36,020,850

Basic income (loss) per share:
Income (loss) before cumulative effect of a change in accounting for legal fees       $      0.98   $     (1.76)
Cumulative effect of a change in accounting for legal fees                                     --          0.07

Basic income (loss) per share                                                         $      0.98   $     (1.69)

Diluted income (loss) per share:
Net income (loss) before cumulative effect of a change in accounting for legal fees   $      0.97   $     (1.76)
Cumulative effect of a change in accounting for legal fees                                     --          0.07

Diluted income (loss) per share                                                       $      0.97   $     (1.69)

6.   IMPAIRMENTS, EXIT COSTS AND RESTRUCTURING

The total impairments, exit costs and restructuring charges are comprised of the following:

                                      THREE MONTHS
                                     ENDED JUNE 30,
                                   -----------------
(DOLLARS IN THOUSANDS)              2006      2005
                                   ------   --------
Exit costs for excess facilities   $2,011   $  7,187
Reversal of deferred rent              --    (10,376)
Recoveries                           (786)        --
Severance and retention               161         --
Total                              $1,386   $ (3,189)

                                       SIX MONTHS
                                     ENDED JUNE 30,
                                   -----------------
(DOLLARS IN THOUSANDS)              2006      2005
                                   ------   --------
Exit costs for excess facilities   $2,560   $  9,766
Reversal of deferred rent              --    (10,376)
Recoveries                           (786)        (3)
Severance and retention               835         --
Total                              $2,609   $   (613)

The Company continually reviews its facility requirements against lease obligations to identify excess space and opportunities to consolidate, exit or sublease excess facilities. As facilities are vacated, exit costs are recognized in accordance with SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 requires the Company to offset the present value of its lease payments for the exited property against estimated sublease rental. RCN amortizes the liability for these facilities as an offset to rent expense, which is included in selling, general and administrative expense, over the remaining term of the lease. When the Company terminates or buys out of the lease, the payment is charged against the liability and/or the remaining liability is reversed into "Impairments (recoveries), exit costs and restructuring" expense. Changes in assumptions about lease rentals based on market conditions are recognized in "Impairments (recoveries), exit costs and restructuring" expense when made.

In the three months ended June 30, 2006, the Company exited a facility in Chicago, recording a liability of $1.4 million, and also exited its former headquarters facility in Princeton, NJ, recording an exit cost liability of $0.5 million. The Company exited a facility in Boston in the first quarter of 2006, recording a liability of $0.6 million.

As part of its emergence from bankruptcy, RCN recorded a "fresh start" liability for the excess of cost over fair value on all of its leased facilities. RCN amortizes the liability for these facilities as an offset to rent expense, which is included in selling, general and administrative expense, over the remaining term of the lease. When RCN exits a facility and accrues an exit cost liability, it reverses the remaining "fresh start" reserve established for that property in "Impairments (recoveries), exit costs and restructuring" expense. Similarly, when RCN amends a lease on one of these properties the reserve is reversed into "Impairments (recoveries), exit costs and restructuring" expense as the amended lease is assumed to reflect market rates and terms.

                                  LEASE COST/
                                   FAIR VALUE
(DOLLARS IN THOUSANDS)              RESERVE     EXIT COSTS
                                  -----------   ----------
Balance, December 31, 2005          $ 9,561      $ 8,598

Additional accrued costs                 --        2,404
Acquisition of CEC                    1,400           --
Amortization                           (735)      (1,034)
Reversals/Settlements                  (104)          (1)

Balance, June 30, 2006               10,122        9,967

Less current portion                  1,582        1,813

Long-term portion June 30, 2006     $ 8,540      $ 8,154

In connection with the acquisition of CEC (as discussed in note 2), it was determined that a lease for office space had unfavorable terms as compared to current market rates and accordingly, a fair value reserve totaling $1.4 million was recorded in the purchase price allocation. This liability will be amortized as an offset to rent expense over the remaining term of the lease. The current portion of these liabilities is included in accrued exit costs on the balance sheet and the long-term portion is included in other long-term liabilities.

In 2005, RCN announced that it would close its former headquarters facility in Princeton, NJ in April 2006. In connection with this transition, which is now complete, the Company incurred approximately $3.1 million in retention, severance, relocation and other expenses, $0.2 million and $0.8 million of which was recognized during the three and six months ended June 30, 2006, respectively, and $2.7 million of which was paid during the six months ended June 30, 2006.

RCN also announced a reduction in force in December 2005 in conjunction with plans to reduce its operating expenses. The Company recognized $1.1 million of expense in the fourth quarter of 2005 in severance and benefits for the terminated employees, most of which was paid during the six months ended June 30, 2006.

Activity related to these restructuring actions in 2006 is as follows:

(DOLLARS IN THOUSANDS)
Balance, December 31, 2005   $2, 813

Additional accrued costs       1,025
Payments                      (3,750)

Balance, June 30, 2006       $    88

7.   PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following at June 30, 2006 and December 31, 2005:

                                              JUNE 30,   DECEMBER 31,
(DOLLARS IN THOUSANDS)                          2006         2005
                                             ---------   ------------
Telecommunications plant                     $ 778,541    $ 715,883
Computer equipment                              52,199       47,774
Buildings, leasehold improvements and land      47,396       44,024
Furniture, fixtures and vehicles                28,154       25,404
Construction materials                          20,347       19,546
Construction in process                         13,744       27,967
Other                                              525          525
Total property, plant and equipment            940,906      881,123
Less accumulated depreciation                 (263,419)    (175,215)
Property, plant and equipment, net           $ 677,487    $ 705,908

Depreciation expense was $43.7 million and $90.0 million for the three and six months ended June 30, 2006, respectively, and was $41.4 million and $82.3 million for the three and six months ended June 30, 2005, respectively.

8.   INTANGIBLE ASSETS

As of October 1, 2005, RCN conducted its annual impairment test of its indefinite-lived franchise rights agreements in accordance with SFAS 142. The Company used an income-based approach and discounted the cash flows attributable to its franchise rights to estimate their fair value. The impairment test indicated the franchise rights agreements were not impaired as of October 1, 2005. Intangible assets that have finite useful lives are amortized over their useful lives. Intangible assets consisted of the following at June 30, 2006 and December 31, 2005:

                                               (DOLLARS IN THOUSANDS)

                                 ESTIMATED    JUNE 30,   DECEMBER 31,
                                USEFUL LIFE     2006         2005
                                -----------   --------   ------------
Trademarks/Tradenames             5 years     $ 13,753     $ 13,753
Customer lists                    4 years       66,471       63,371
Franchise agreements            Indefinite      60,584       60,584
Software                          3 years          300          180
                                               141,108      137,888

Less accumulated amortization                  (29,225)     (19,743)

Total intangibles                             $111,883     $118,145

Customer lists and software increased due to the acquisition of CEC as described in Note 2.

Amortization expense was $4.9 million and $9.5 million for the three and six months ended June 30, 2006, respectively, and was $4.8 million and $9.6 million for the three and six months ended June 30, 2005, respectively. Annual amortization expense for intangible assets currently in service is estimated to be $19.3 million for 2007, $18.8 million for 2008 and $3.6 million for 2009.

9. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

Long-term debt and capital lease obligations outstanding at June 30, 2006 and December 31, 2005 are as follows:

                                JUNE 30,   DECEMBER 31,
(DOLLARS IN THOUSANDS)            2006         2005
                                --------   ------------
First-Lien term loan            $ 75,000     $324,478
Second-Lien convertible Notes    125,000      125,000
Third-Lien term loan                  --       39,155
Capital leases                     3,157        3,464
Total                            203,157      492,097
Due within one year                  881        3,648

Total long-term debt            $202,276     $488,449

At June 30, 2006, contractual annual maturities of long-term debt and capital lease obligations over the next five years are as follows:

                                        (DOLLARS IN
                                         THOUSANDS)
CONTRACTUAL MATURITIES                     AMOUNT
----------------------                  -----------
For the twelve months ending June 30,
2007                                      $    881
2008                                           895
2009                                           910
2010                                           927
2011                                           946
Thereafter                                 198,598

Total                                     $203,157

Less current portion                           881

Long-term debt                            $202,276

The following is a description of our debt and the significant terms contained in the related agreements.

FORMER FIRST-LIEN CREDIT AGREEMENT

Prior to May 30, 2006, the Company's outstanding obligations pursuant to a First-Lien Credit Agreement with Deutsche Bank, as Administrative Agent, and a group of syndicated lenders, originally entered into on the Effective Date (the "Former First-Lien Credit Agreement), consisted of a $330.0 million term loan, a $25.0 million line of credit, and a $32.0 million letter of credit facility. In March 2006, the Company repaid approximately $290 million of the term loan under the Former First-Lien Credit Agreement with the net proceeds from the sale of its investments in Megacable and MCM. As a result, during the first quarter of 2006, the Company recognized a loss on extinguishment of debt of $16.1 million, consisting of an early payment penalty of $5.8 million and the write-off of $10.3 million in deferred financing costs associated with the Former First-Lien Credit Agreement.

On May 30, 2006, in connection with entering into the new First Lien Credit Agreement, the Company repaid the full balance outstanding of approximately $34 million and retired the Former First- Lien Credit Agreement. As a result, during the second quarter of 2006, the Company recognized a loss on extinguishment of debt of $3.2 million, consisting of an early payment penalty of $0.7 million and the write-off of $2.5 million in deferred financing costs associated with the Former First-Lien Credit Agreement and also the repayment of the Third-Lien Term Loan discussed below.

FIRST-LIEN CREDIT AGREEMENT

On May 30, 2006, the Company entered into a new First-Lien Credit Agreement, also with Deutsche Bank as Administrative Agent, and certain syndicated lenders party thereto (the "First-Lien Credit Agreement"). The First-Lien Credit Agreement provides for term loans to the Company in the aggregate principal amount of $75 million, and a $55 million line of credit, all of which can be used as collateral for letters of credit. The term loan bears interest at the Administrative Agent's prime lending rate plus an applicable margin or at the Eurodollar rate plus an applicable margin, based on the type of borrowing elected by RCN. The rate at June 30, 2006 was 6.938%. The proceeds of the First-Lien Credit Agreement were used to repay all of the outstanding indebtedness under the Former First-Lien Credit Agreement as well as the Third-Lien Term Loan.

The $75 million of term loans mature in May 2013 provided that the maturity date shall be January 2012 if any obligations remain outstanding under the second-lien convertible Notes. In addition, the First-Lien Credit Agreement provides for the availability of a revolving line of credit in the aggregate amount of up to $55 million, substantially all of which is currently utilized for outstanding letters of credit. The obligations of the Company under the First-Lien Credit Agreement are guaranteed by all of its operating subsidiaries and are secured by substantially all of the Company's assets.

The First-Lien Credit Agreement contains certain covenants that, among other things, limit the ability of RCN and its subsidiaries to incur indebtedness, sell assets, prepay subordinated indebtedness, repurchase capital stock, engage in transactions with stockholders and affiliates, create liens and engage in mergers and consolidations. The Credit Facility also contains covenants that require RCN to meet certain financial targets. The liens securing the Credit Facility rank senior to liens securing RCN's other indebtedness.

SECOND-LIEN CONVERTIBLE NOTES

On the Effective Date, RCN issued $125.0 million aggregate principal amount of 7.375% Convertible Second-Lien Notes due 2012 (the "Notes"), which are convertible into shares of our common stock at a conversion price per share of $25.16, subject to certain adjustments. The Notes are governed by the indenture between us and HSBC Bank USA, as Indenture Trustee, dated December 21, 2004 (the "Second Lien Indenture").

The Notes mature on June 21, 2012, subject, in certain instances, to earlier repayment in whole or in part. The Notes are guaranteed fully and unconditionally, jointly and severally, by all subsidiaries and the obligations under such guarantees, together with our obligations under the Notes, are secured by a second priority lien on substantially the same assets that secure the First-Lien Credit Agreement. The Convertible Notes are subordinate to the First-Lien Credit Agreement.

In connection with entering into the First Lien Credit Agreement, the Company also entered into an amendment to the Second-Lien Indenture providing for amendments to certain covenants contained therein to cause such covenants to correspond to the equivalent covenants contained in the First-Lien Credit Agreement.

The Company was in compliance with all covenants under the First-Lien Credit Agreement and Second-Lien Indenture as of June 30, 2006.

THIRD-LIEN TERM LOAN

On the Effective Date, we amended and restated our Evergreen Credit Agreement by entering into an Amended and Restated Term Loan and Credit Agreement with HSBC Bank USA, National Association, as administrative agent and collateral agent, and certain lenders party thereto (the "Third-Lien Term Loan").

On May 30, 2006, in connection with entering into the new First-Lien Credit Agreement, the Company repaid the full balance outstanding of approximately $41 million and retired the Third-Lien Term Loan.

10. STOCKHOLDERS' EQUITY AND STOCK PLANS

RCN COMMON STOCK

On December 21, 2004, RCN issued 36,020,850 shares of Common Stock with a par value of $0.01 of which 31,919,044 were distributed to certain of its former bond holders and other general unsecured creditors on the date of emergence, and 4,101,806 shares were placed in reserve to settle disputed claims against RCN that were outstanding as of the date of emergence. These reserve shares and related claim amounts are classified as committed stock on the balance sheet. As these shares are distributed, RCN reclassifies the amount of the claims to additional paid-in capital. As of June 30, 2006, 625,099 shares remained in reserve to satisfy the remaining allowed claims. After all outstanding claims are resolved, and the period for the Bankruptcy Court to reconsider its rulings on RCN's objections to all claims expires, RCN will distribute the remaining reserved shares to its general unsecured creditors and former bond holders on a pro rata basis.

As described more fully in Note 9, the Company has $125 million in Notes convertible into Common Stock at a conversion price of $25.16 per share. As of June 30, 2006, the Notes could have been converted into 4,968,204 shares of Common Stock.

RCN was authorized by the Plan of Reorganization to issue warrants to the former stockholders of RCN prior to December 21, 2004 to purchase an aggregate of 735,119 shares of Common Stock. Each warrant allows the holder to purchase one share of Common Stock for a price of $34.16. As of June 30, 2006, there were 187,998 of these warrants outstanding, which expire on December 21, 2006.

RCN STOCK-BASED COMPENSATION

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). This is a revision of SFAS 123, "Accounting for Stock-Based Compensation," ("SFAS 123") and supersedes the APB's Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123R addresses the accounting for share-based compensation in which the Company receives employee services in exchange for RCN's equity instruments. Under the standard, the Company is required to recognize compensation expense for share-based compensation issued to or purchased by employees, net of estimated forfeitures, using a fair value method. When estimating forfeitures, the Company considers voluntary termination behavior as well as actual option forfeitures. Any adjustments to the forfeiture rate result in a cumulative adjustment in compensation cost in the period the estimate is revised.

The RCN Stock Compensation Plan (the "Stock Plan") allows for the issuance of up to 4,836,619 shares of the Company's stock in the form of options to purchase Common Stock or restricted stock.

The following table summarizes the Company's option activity during the six months ended June 30, 2006:

                                                       WEIGHTED
                                                        AVERAGE          WEIGHTED
                                          SHARE     EXERCISE PRICE     AVERAGE FAIR
                                         OPTIONS      PER OPTION     VALUE PER OPTION
                                        ---------   --------------   ----------------
Awards outstanding, December 31, 2005   3,433,951       $21.72            $10.96
Granted                                   523,950        26.32             13.63
Exercised                                (207,241)       19.58              9.21
Forfeitures                              (371,377)       20.38             10.54

Awards outstanding, June 30, 2006       3,379,283       $22.71            $11.52

The following table summarizes the Company's outstanding and exercisable stock options as of June 30, 2006:

                                  OPTIONS OUTSTANDING
                   ------------------------------------------------         OPTIONS EXERCISABLE
                                AVERAGE REMAINING                     ------------------------------
 EXERCISE PRICE      SHARE       CONTRACTUAL LIFE    EXERCISE PRICE       AS OF       EXERCISE PRICE
   OF OPTIONS       OPTIONS          (YEARS)           PER OPTION     JUNE 30, 2006     PER OPTION
----------------   ---------   -------------------   --------------   -------------   --------------
$          18.80     785,673           5.90              $18.80          197,795          $18.80
           20.97   1,136,007           5.90               20.97          430,065           20.97
           21.74     516,411           6.42               21.74           26,324           21.74
           25.30      80,000           6.75               25.30               --           25.30
           26.50     443,950           6.94               26.50            4,461           26.50
           31.46     417,242           5.51               31.46          139,079           31.46

$18.80 - $ 31.46   3,379,283           6.09              $22.71          797,724          $22.32

The Company values its stock options using both the Black-Scholes and the Lattice Model valuation methods. Total compensation expense for these share-based payment arrangements, included in selling, general and administrative expense on the statement of operations was $3.7 million and $7.1 million during the three and six month periods ended June 30, 2006, respectively. Unamortized share-based compensation expense at June 30, 2006 totaled $26.5 million and will be amortized through the second quarter of 2009.

During the second quarter of 2006, non-employee directors were issued an aggregate grant of 50,000 shares of restricted stock that will vest in equal installments over three years in January 2007, 2008, and 2009. In addition, during the second quarter certain senior executives were granted 20,000 shares of restricted stock, which will vest in equal installments in March 2007, 2008, and 2009. During the three and six months ended June 30, 2006, the Company recorded expense of $0.8 million and $2.5 million, respectively, for the amortization of restricted stock grants, included in selling, general and administrative expense on the statement of operations. As of June 30, 2006, unamortized expense totaled $12.8 million and will be amortized through the first quarter of 2009.

Total compensation expense for share-based payment arrangements, included in selling, general and administrative expense, was $4.5 million and $9.7 million for the three and six months ended June 30, 2006, respectively. Stock based compensation expense was not recorded for the six-month period ended June 30, 2005 because no grants had been issued. The Company expects to record approximately $5.4 million in compensation expense included in selling, general and administrative expense per quarter for the remainder of 2006 related to its Stock Plan. As of June 30, 2006, there were 375,009 shares available for grant under the Stock Plan.

11. INCOME TAXES

For the three and six months ended June 30, 2006, the Company's provision for income taxes was $0 and $7.4 million, respectively, all of which was attributable to foreign taxes on the sale of the Company's Megacable and MCM interests. For the three and six months ended June 30, 2005, the Company's provision for income taxes was $0.4 million and $0.7 million, respectively, all of which was attributable to current earnings. The reversal of the related valuation allowance that existed at the fresh start date, which would have benefited earnings under SFAS No. 109, "Accounting for Income Taxes" is instead recorded as a reduction of intangibles. Once intangibles are reduced to zero, any remaining realization of pre-fresh start net deferred tax assets will be recorded as an increase to additional paid in capital. This treatment does not result in any change in liabilities to taxing authorities or in cash flows. In the fourth quarter of 2005, a deferred tax liability of $23.8 million was recorded to adjust the valuation allowance related to the tax accounting effects on an indefinite lived asset, which was recorded as a result of the implementation of "Fresh Start" accounting in accordance with SOP 90-7 in December 2004.

The Company's domestic effective income tax rate for the interim periods presented is based on management's estimate of the Company's effective tax rate for the applicable year and differs from the federal statutory income tax rate primarily due to nondeductible permanent differences, foreign taxes, state income taxes and changes in the valuation allowance for deferred income taxes. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. No benefit for federal income taxes has been recorded for the three and six months ended June 30, 2006 and 2005 as the net deferred tax asset generated, primarily from temporary differences related to the net operating loss, was offset by a full valuation allowance because it is not considered more likely than not that these benefits will be realized due to the Company's losses since inception.

12. COMMITMENTS AND CONTINGENCIES

Total rental expense (net of sublease income), primarily for facilities, was $4.8 million and $4.6 million, for the three months ended June 30, 2006 and 2005, respectively. Total rental expense (net of sublease income), primarily for facilities, was $9.0 million and $8.7 million, for the six months ended June 30, 2006 and 2005, respectively. The increase is due primarily to the acquisition of CEC in March 2006.

RCN had outstanding letters of credit in an aggregate face amount of $48.9 million at June 30, 2006 of which $0.4 million is collateralized with restricted cash.

LITIGATION

In September 2004, as part of RCN's Chapter 11 bankruptcy proceedings, certain participants and beneficiaries of the former RCN Savings and Stock Ownership Pan (the "Savings Plan") asserted claims against RCN and its current and former directors, officers, employee administrators, and managers for alleged violations of the Employee Retirement Income Security Act of 1974 (as amended, "ERISA"). The plaintiffs generally alleged that the defendants breached their fiduciary duties by failing to properly manage and monitor the Savings Plan in light of the drop in the trading price of RCN's then-outstanding common stock, which comprised a portion of the aggregate contributions made to the Savings Plan.

In April 2005, the Bankruptcy Court permitted the filing of a consolidated class action complaint (the "Class Action Complaint") in the United States District Court for the District of New Jersey against RCN Corporation and its current and former directors, officers, employee administrators, and managers, subject to the limitation that the plaintiffs would not be permitted to enforce a judgment against RCN in excess of any applicable RCN insurance coverage. The Class Action Complaint was filed on May 16, 2005.

In March 2006, the Class Action Complaint was dismissed as to all defendants, except for (a) RCN and certain former directors of RCN with respect to an alleged "failure to monitor" the Savings Plan, and (b) certain individuals who comprised the former administrative committee of the Savings Plan with respect to an alleged failure to prudently invest Savings Plan assets, in each case during late 2003 and early 2004 when the alleged breaches of fiduciary duty occurred. Discovery with respect to the remaining defendants is anticipated to commence in September 2006. Management of RCN believes that the claims of the plaintiffs are without merit and intends to defend such claims vigorously. If RCN were not to prevail in its defense of these claims, management believes that its applicable insurance coverage would offset any potential liability of RCN associated with the Class Action Complaint. If, however, any liability of the individual defendants arising from the Class Action Complaint were to exceed RCN's insurance coverage limits, and such individuals were to successfully seek indemnification from RCN, RCN's financial condition could be materially and adversely affected. At this stage of the litigation, RCN cannot reasonably estimate the amount of uninsurable loss, if any, that may result from this matter.

RCN is party to various other legal proceedings that arise in the normal course of business. In the opinion of management, none of these proceedings, individually or in the aggregate, are likely to have a material adverse effect on the financial position or results of operations or liquidity of RCN.

13. GUARANTOR SUBSIDIARIES FINANCIAL STATEMENTS

The First-Lien Credit Agreement and the Notes are issued by the Company and are unconditionally guaranteed, jointly and severally, by all of the Company's subsidiaries. The following tables set forth the consolidating financial statements of RCN Corporation ("Non-guarantor") and its guarantor subsidiaries as of June 30, 2006 and December 31, 2005, and for the three and six months ended June 30, 2006 and 2005.

                        RCN CORPORATION AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    FOR THE THREE MONTHS ENDED JUNE 30, 2006
                             (DOLLARS IN THOUSANDS)
                                   (UNAUDITED)

                                             NONGUARANTOR   GUARANTOR   ELIMINATIONS   CONSOLIDATED
                                             ------------   ---------   ------------   ------------
Revenues                                       $     --     $157,295         $--         $157,295

Costs and expenses:
Direct expenses                                      --       50,263          --           50,263
Selling, general and administrative               4,920       70,237          --           75,157
Impairments, exit costs and restructurings           --        1,386          --            1,386
Depreciation and amortization                        --       48,611          --           48,611

Operating loss                                   (4,920)     (13,202)         --          (18,122)

Investment income                                    --        1,335          --            1,335
Interest expense                                 (4,861)         (84)         --           (4,945)
Loss on sale of assets                               --         (407)         --             (407)
Loss on early extinguishment of debt             (3,184)          --          --           (3,184)
Other income, net                                    --           13          --               13
Loss from continuing operations                 (12,965)     (12,345)         --          (25,310)
Income tax expense                                   --           --          --               --
Net loss                                       $(12,965)    $(12,345)        $--         $(25,310)

                        RCN CORPORATION AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    FOR THE THREE MONTHS ENDED JUNE 30, 2005
                             (DOLLARS IN THOUSANDS)
                                   (UNAUDITED)

                                                          NONGUARANTOR   GUARANTOR   ELIMINATIONS   CONSOLIDATED
                                                          ------------   ---------   ------------   ------------
Revenues                                                    $     --     $ 141,426      $    --      $ 141,426

Costs and expenses:
Direct expenses                                                   --        50,722           --         50,722
Selling, general and administrative                              373        70,549                      70,922
Non-cash issuance of warrants                                    564            --           --            564
Impairments (recoveries), exit costs and restructurings           --        (3,189)          --         (3,189)
Depreciation and amortization                                     --        46,173                      46,173

Operating loss                                                  (937)      (22,829)          --        (23,766)

Investment (expense) income                                     (196)        1,549           --          1,353
Interest expense                                             (10,386)           --           --        (10,386)
Gain on sale of assets                                            --         1,240           --          1,240
Other (expense) income, net                                      (42)          563                         521

Loss before income taxes, equity in consolidated
entities and discontinued operations                         (11,561)      (19,477)          --        (31,038)
Income tax expense (benefit)                                   6,443        (6,141)                        302

Loss from continuing operations before equity in
consolidated entities                                        (18,004)      (13,336)          --        (31,340)
Equity in consolidated entities                              (13,343)           --       13,343             --
Loss from continuing operations                              (31,347)      (13,336)      13,343        (31,340)

Loss from discontinued operations, net of tax                     --            (7)          --             (7)

Net loss                                                    $(31,347)    $ (13,343)     $13,343      $ (31,347)

                        RCN CORPORATION AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2006
                             (DOLLARS IN THOUSANDS)
                                   (UNAUDITED)

                                                        NONGUARANTOR   GUARANTOR   ELIMINATIONS   CONSOLIDATED
                                                        ------------   ---------   ------------   ------------
Revenues                                                  $     --     $300,907         $--         $300,907

Costs and expenses:
Direct expenses                                                 --      100,200          --          100,200
Selling, general and administrative                         10,344      136,508          --          146,852
Impairments recoveries, exit costs and restructurings           --        2,609          --            2,609
Depreciation and amortization                                   --       99,460          --           99,460

Operating loss                                             (10,344)     (37,870)         --          (48,214)

Investment income                                               --        3,092          --            3,092
Interest expense                                           (15,839)        (211)         --          (16,050)
Gain on sale of investment in unconsolidated entity             --      125,377          --          125,377
Loss on sale of assets                                          --       (1,864)         --           (1,864)
Loss on early extinguishment of debt                       (19,252)          --          --          (19,252)
Other income, net                                               --           27          --               27

(Loss) income before income taxes, and discontinued
   operations                                              (45,435)      88,551          --           43,116

Income tax expense                                              --        7,467          --            7,467

(Loss) income from continuing operations                   (45,435)      81,084          --           35,649
Income from discontinued operations, net of tax                 --            3          --                3
Net (loss) income                                         $(45,435)    $ 81,087         $--         $ 35,652

                        RCN CORPORATION AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2005
                             (DOLLARS IN THOUSANDS)
                                   (UNAUDITED)

                                                          NONGUARANTOR   GUARANTOR   ELIMINATIONS   CONSOLIDATED
                                                          ------------   ---------   ------------   ------------
Revenues                                                    $     --     $282,235      $     --       $282,235

Costs and expenses:
Direct expenses                                                   --      101,770            --        101,770
Selling, general and administrative                              498      137,029                      137,527
Non-cash issuance of warrants                                    564           --            --            564
Impairments (recoveries), exit costs and restructurings           --         (613)           --           (613)
Depreciation and amortization                                     --       91,932                       91,932

Operating loss                                                (1,062)     (47,883)           --        (48,945)

Investment income                                                 --        2,516            --          2,516
Interest expense                                             (20,619)          --            --        (20,619)
Gain on sale of assets                                            --        2,723            --          2,723
Other (expense) income, net                                      (83)       1,691                        1,608

Loss before income taxes, equity in loss of
   consolidated entities, discontinued operations, and
   cumulative effect of a change in accounting for
   legal fees                                                (21,764)     (40,953)           --        (62,717)

Income tax expense (benefit)                                  19,987      (19,306)                         681

Loss from continuing operations before equity in loss
   of consolidated entities and cumulative effect of a
   change in accounting for legal fees                       (41,751)     (21,647)           --        (63,398)

Equity in loss of consolidated entities                      (18,999)          --        18,999             --

Loss from continuing operations before cumulative
   effect of a change in accounting for legal fees           (60,750)     (21,647)       18,999        (63,398)
Income from discontinued operations, net of tax                   --           48            --             48

Loss before cumulative effect of a change in accounting
   for legal fees                                            (60,750)     (21,599)       18,999        (63,350)

Cumulative effect of a change in accounting for legal
   fees                                                                     2,600                        2,600

Net loss                                                    $(60,750)    $(18,899)     $ 18,999       $(60,750)

                        RCN CORPORATION AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                  JUNE 30, 2006
                             (DOLLARS IN THOUSANDS)
                                   (UNAUDITED)

                                           NONGUARANTOR    GUARANTOR
                                            FINANCIALS    FINANCIALS   ELIMINATIONS   CONSOLIDATED
                                           ------------   ----------   ------------   ------------
ASSETS

Current assets:
Cash and cash equivalents                   $       --    $   50,154   $        --     $   50,154
Short-term investments                              --        48,080            --         48,080
Accounts receivable from related parties       216,817       600,807      (817,624)            --
Accounts receivable, net of allowance               --        66,583            --         66,583
Unbilled revenues                                   --           472            --            472
Prepayments and other current assets               773        18,224            --         18,997

Total current assets                           217,590       784,320      (817,624)       184,286

Property, plant and equipment, net                  --       677,487            --        677,487
Investments in unconsolidated entities       1,156,656            --    (1,156,656)            --
Intangible assets, net                              --       111,883            --        111,883
Long-term restricted investments                    --        15,816            --         15,816
Deferred charges and other assets                6,141         7,204            --         13,345

Total assets                                $1,380,387    $1,596,710   $(1,974,280)    $1,002,817

                        RCN CORPORATION AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                  JUNE 30, 2006
                             (DOLLARS IN THOUSANDS)
                                   (UNAUDITED)

                                                 NONGUARANTOR    GUARANTOR
                                                  FINANCIALS    FINANCIALS   ELIMINATIONS   CONSOLIDATED
                                                 ------------   ----------   ------------   ------------
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accounts payable                                  $        3    $   18,215   $        --     $   18,218
Accounts payable related parties                     652,874       239,011      (891,885)            --
Advance billings and customer deposits                    --        42,179            --         42,179
Accrued exit costs                                        --         3,395            --          3,395
Accrued expenses and other                             5,417        79,790            --         85,207
Current portion of long-term debt and
   capital lease obligations                              --           881            --            881
Current liabilities of discontinued operations            --         1,380            --          1,380

Total current liabilities                            658,294       384,851      (891,885)       151,260

Long-term debt and capital lease obligations         199,250         3,026            --        202,276
Other long-term liabilities                               --        45,351            --         45,351

Total liabilities                                    857,544       433,228      (891,885)       398,887

Stockholders' equity:
Common stock                                             364            --            --            364
Committed common stock                                     6            --            --              6
Committed capital in excess of par                    24,399            --            --         24,399
Additional paid-in-capital                           684,619     1,163,843    (1,163,843)       684,619
Treasury stock                                        (1,394)           --            --         (1,394)
Accumulated deficit                                 (185,235)         (445)       81,532       (104,148)
Accumulated other comprehensive income                    84            84           (84)            84

Total stockholders' equity                           522,843     1,163,482    (1,082,395)       603,930

Total liabilities and stockholders' equity        $1,380,387    $1,596,710   $(1,974,280)    $1,002,817

                        RCN CORPORATION AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                DECEMBER 31, 2005
                             (DOLLARS IN THOUSANDS)
                                   (UNAUDITED)

                                                      NONGUARANTOR    GUARANTOR
                                                       FINANCIALS    FINANCIALS   ELIMINATIONS   CONSOLIDATED
                                                      ------------   ----------   ------------   ------------
ASSETS

Current Assets:
Cash and cash equivalents                              $       --    $   70,906   $        --     $   70,906
Short-term investments                                         --        72,111        72,111
Accounts receivable from related parties                    2,802            --        (2,802)            --
Accounts receivable, net of allowance                     215,036      (165,794)           --         49,242
Unbilled revenues                                              --           655            --            655
Prepayments and other current assets                           --        13,993            --         13,993

Total current assets                                      217,838        (8,129)       (2,802)       206,907

Property, plant and equipment, net                             --       705,908            --        705,908
Investments in joint ventures and equity securities            --       184,896            --        184,896
Investments in consolidated entities                    1,089,334            --    (1,089,334)            --
Intangible assets, net                                         --       118,145            --        118,145
Long-term restricted investments                               --        17,568            --         17,568
Deferred charges and other assets                          14,814         5,702            --         20,516

Total assets                                           $1,321,986    $1,024,090   $(1,092,136)    $1,253,940

                        RCN CORPORATION AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                DECEMBER 31, 2005
                             (DOLLARS IN THOUSANDS)
                                   (UNAUDITED)

                                                      NONGUARANTOR    GUARANTOR
                                                       FINANCIALS    FINANCIALS   ELIMINATIONS   CONSOLIDATED
                                                      ------------   ----------   ------------   ------------
LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
Accounts payable                                       $  265,430    $ (241,277)  $        --     $   24,153
Accounts payable to related parties                            --         2,802        (2,802)            --
Advance billings and customer deposits                         --        36,202            --         36,202
Accrued exit costs                                             --         3,106            --          3,106
Accrued expenses and other                                  5,020        85,230            --         90,250
Current portion of long-term debt and capital lease
   obligations                                              3,278           370            --          3,648
Current liabilities of discontinued operations                 --         1,422            --          1,422

Total current liabilities                                 273,728      (112,145)       (2,802)       158,781

Long-term debt and capital lease obligations              485,356         3,093            --        488,449
Other long-term liabilities                                    --        43,808            --         43,808

Total liabilities                                         759,084       (65,244)       (2,802)       691,038

Stockholders' equity:
Common stock                                                  360            --            --            360
Committed common stock                                          8            --            --              8
Committed capital in excess of par                         25,549            --            --         25,549
Additional paid-in-capital                                669,762     1,163,843    (1,163,843)       669,762
Accumulated deficit                                      (139,800)      (81,532)       81,532       (139,800)
Accumulated other comprehensive income                      7,023         7,023        (7,023)         7,023

Total stockholders' equity                                562,902     1,089,334    (1,089,334)       562,902

Total liabilities and stockholders' equity             $1,321,986    $1,024,090   $(1,092,136)    $1,253,940

                        RCN CORPORATION AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2006
                             (DOLLARS IN THOUSANDS)
                                   (UNAUDITED)

                                                           NONGUARANTOR    GUARANTOR
                                                            FINANCIALS    FINANCIALS   ELIMINATIONS   CONSOLIDATED
                                                           ------------   ----------   ------------   ------------
Cash flows from operating activities
Net (loss) income                                            $(45,435)    $  81,087         $--        $  35,652

Adjustments to reconcile net (loss) income to net cash
   (used in) provided by operating activities:
Income from discontinued operations                                --            (3)         --               (3)
Write-off of deferred financing cost                           19,252            --          --           19,252
Accretion of discounted debt                                    1,663            --          --            1,663
Amortization of financing costs                                   765            --          --              765
Non-cash stock based compensation                               9,666            --          --            9,666
Gain on sale of investment in unconsolidated entity                --      (125,377)         --         (125,377)
Loss on sale of assets                                             --         1,864          --            1,864
Depreciation and amortization                                      --        99,460          --           99,460
Provision for doubtful accounts                                    --         5,214          --            5,214
Impairments, exit costs and restructuring charges                  --         2,609          --            2,609

                                                              (14,089)       64,854          --           50,765

Net change in certain assets and liabilities, net of
   business acquisitions
Accounts receivable and unbilled revenues                          --       (14,088)         --          (14,088)
Accounts payable                                                   --        (6,825)         --           (6,825)
Accrued expenses                                                   --       (16,090)         --          (16,090)
Accounts receivable for related parties                       286,901      (286,901)         --               --
Unearned revenue, advanced billing and customer deposits           --         5,977          --            5,977
Other assets and liabilities                                       --        (5,772)         --           (5,772)

                                                              286,901      (323,699)         --          (36,798)

Net cash provided by (used in) continuing operations          272,812      (258,845)         --           13,967
Cash used in discontinued operations                               --           (42)         --              (42)

Net cash provided by (used in) operating activities          $272,812     $(258,887)        $--        $  13,925

                        RCN CORPORATION AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2006
                             (DOLLARS IN THOUSANDS)
                                   (UNAUDITED)

                                                      NONGUARANTOR    GUARANTOR
                                                       FINANCIALS    FINANCIALS   ELIMINATIONS   CONSOLIDATED
                                                      ------------   ----------   ------------   ------------
Cash flows from investing activities:
Additions to property, plant and equipment             $      --      $(32,092)        $--        $ (32,092)
Investment in acquisition                                     --       (37,260)         --          (37,260)
Decrease in short-term investments                        23,987            --          --           23,987
Proceeds from sale of assets                                  --           326          --              326
Proceeds from sale of investment in unconsolidated
   entity                                                     --       307,467          --          307,467
Decrease in investments restricted for debt service        1,752            --          --            1,752

Net cash provided by investing activities                 25,739       238,441          --          264,180

Cash flows from financing activities:
Repayment of long-term debt                             (365,297)           --          --         (365,297)
Payment of debt issuance costs                            (4,412)           --          --           (4,412)
Debt proceeds                                             75,000            --          --           75,000
Payment of debt issuance costs                            (6,488)           --          --           (6,488)
Payments of capital lease obligations                         --          (306)         --             (306)
Proceeds from the exercise of stock options                4,040            --          --            4,040
Purchase of treasury stock                                (1,394)           --          --           (1,394)

Net cash used in financing activities                   (298,551)         (306)         --         (298,857)

Net decrease in cash and cash equivalents                     --       (20,752)         --          (20,752)
Cash and cash equivalents at beginning of period              --        70,906          --           70,906

Cash and cash equivalents at end of period             $      --      $ 50,154         $--        $  50,154

                        RCN CORPORATION AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2005
                             (DOLLARS IN THOUSANDS)
                                   (UNAUDITED)

                                                           NONGUARANTOR    GUARANTOR
                                                            FINANCIALS    FINANCIALS   ELIMINATIONS   CONSOLIDATED
                                                           ------------   ----------   ------------   ------------
Cash flows from operating activities
Net (loss) income                                            $(60,750)     $(18,999)     $ 18,999       $(60,750)

Adjustments to reconcile net (loss) income to net cash
   provided by operating activities:
Income from discontinued operations                                --           (48)           --            (48)
Non-cash interest                                                  --         2,222            --          2,222
Amortization of deferred financing costs                        1,133            --            --          1,133
Non-cash issuance of warrants                                      --           564            --            564
Gain on sale of assets                                             --        (2,723)           --         (2,723)
Depreciation and amortization                                      --        91,932            --         91,932
Provision for doubtful accounts                                    --         4,512            --          4,512
Equity in income of consolidated entities                      18,999            --       (18,999)            --
Impairments (recoveries), exit costs and restructuring
   charges                                                         --          (613)           --           (613)
Cumulative effect of a change in accounting for legal
   fees                                                            --        (2,600)           --         (2,600)

                                                              (40,618)       74,247            --         33,629

Net change in certain assets and liabilities, net of
   business acquisitions
Accounts receivable and unbilled revenues                          --          (322)           --           (322)
Accounts payable                                                   --        (9,370)           --         (9,370)
Accrued expenses                                                   --        (3,424)           --         (3,424)
Accounts receivable for related parties                        42,276       (42,276)           --             --
Unearned revenue, advanced billing and customer deposits           --           164            --            164
Other assets and liabilities                                       --         4,174            --          4,174
Net cash provided by continuing operations                      1,658        23,193            --         24,851

Net cash used in discontinued operations                           --           (48)           --            (48)

Net cash provided by operating activities                    $  1,658      $ 23,145      $     --       $ 24,803

                        RCN CORPORATION AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2005
                             (DOLLARS IN THOUSANDS)
                                   (UNAUDITED)

                                                      NONGUARANTOR   GUARANTOR
                                                       FINANCIALS    FINANCIALS   ELIMINATIONS   CONSOLIDATED
                                                      ------------   ----------   ------------   ------------
Cash flows from investing activities:
Additions to property, plant and equipment               $    --      $(24,018)        $--         $(24,018)
Decrease in short-term investments                            --        95,856          --           95,856
Proceeds from sale of assets                                  --         4,440          --            4,440
Decrease in investments restricted for debt service           --         3,406          --            3,406
Net cash provided by investing activities                     --        79,684          --           79,684

Cash flows from financing activities:
Repayment of long-term debt                               (1,650)           --          --           (1,650)
Payment of capital lease obligations                          --          (298)         --             (298)
Net cash used in financing activities                     (1,650)         (298)         --           (1,948)

Net increase in cash and cash equivalents                      8       102,531          --          102,539
Cash and cash equivalents at beginning of period             779        53,572                       54,351

Cash and cash equivalents at end of period               $   787      $156,103         $--         $156,890

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the unaudited condensed consolidated financial statements and notes for the six months ended June 30, 2006 contained in this Quarterly Report on Form 10-Q, and with the audited financial statements and notes thereto included in our amended Annual Report on Form 10-K for the year ended December 31, 2005 (the "Annual Report") filed with the Securities and Exchange Commission ("SEC" or the "Commission") on April 10, 2006.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements contained in this Report should be considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which reflect the current views of RCN with respect to current events and financial performance. You can identify these statements by forward-looking words such as "may," "will," "expect," "intend," "anticipate," "believe," "estimate," "plan," "could," "should," and "continue" or similar words. These forward-looking statements may also use different phrases. From time to time, RCN also provides forward-looking statements in other materials RCN releases to the public or files with the SEC, as well as oral forward-looking statements. You should consult any further disclosures on related subjects in RCN's Annual Reports on Form 10-K and 10-K/A, Quarterly Reports of Form 10-Q and Current Reports on Form 8-K filed with the SEC.

Such forward-looking statements are and will be subject to many risks, uncertainties and factors which may cause its actual results to be materially different from any future results, express or implied, by such forward-looking statements. Factors that could cause RCN's actual results to differ materially from these forward-looking statements include, but are not limited to, the following:

     - the ability to operate in compliance with the terms of its financing facilities (particularly the financial covenants);

     - the ability to maintain adequate liquidity and produce sufficient cash flow to meet RCN's capital expenditure plans;

     - the ability to attract and retain qualified management and other personnel;

     - the number of potential customers in a target market and the ability to achieve targeted penetration and average subscriber revenue levels;

     -    changes in the competitive environment in which RCN operates;

     -    changes in government and regulatory policies;

     - the ability to obtain regulatory approvals and to maintain approvals or franchises previously granted;

     - uncertainty relating to economic conditions generally and in particular affecting the markets in which RCN operates;

     - pricing and availability of equipment, materials, inventory and programming;

     -    the ability to meet the requirements in its franchise agreements;

     - the ability to complete acquisitions or divestitures and to integrate any business or operation acquired;

     - the ability to enter into strategic alliances or other business relationships;

     -    the ability to overcome significant operating losses;

     -    the ability to reduce costs;

     - the ability to develop RCN's products and services and to penetrate existing and new markets;

     -    technological developments and changes in the industry; and

     - the risks discussed in Part 1, Item 1A "Business-Risk Factors" in the Annual Report.

Statements in this Report and the exhibits to this Report should be evaluated in light of these important factors. RCN is not obligated to, and undertakes no obligation to, publicly update any forward-looking statement due to actual results, changes in assumptions, new information or as the result of future events.

OVERVIEW

We are one of the largest facilities-based competitive providers of bundled cable, high-speed internet and phone services delivered over its own fiber-optic local network to residential and small business customers in some of the most densely populated markets in the U.S. RCN Business Solutions also provides bulk video, high-capacity data and voice services to a growing number of business customers. RCN provides service in the Boston, New York, eastern Pennsylvania, Chicago, San Francisco, Washington, D.C. and Los Angeles metropolitan markets.

The consolidated financial statements include the accounts of RCN and its consolidated subsidiaries. All intercompany transactions and balances among consolidated entities have been eliminated.

SEGMENT REPORTING

RCN's management views its business of providing video, data and voice communications services to residential and customers as one business segment, and currently aggregates these revenue streams under the quantitative and qualitative thresholds defined in SFAS No. 131, " Disclosures about Segments of an Enterprise and Related Information."

KEY PERFORMANCE INDICATORS

Presented below are certain key financial and statistical measures that we consider important in managing and assessing our business and financial performance. These measures are set forth below for convenience only and each of these measures should be considered in the context of our complete financial statements and the analysis and discussion described elsewhere in this "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Key customer performance measures are Revenue Generating Units ("RGUs"), Average Revenue per Customer ("ARPC"), and Average RGUs per Customer. These metrics are closely monitored each month to track sales and revenue performance.

As discussed more fully in footnote (5) below, effective January 1, 2006, the Company changed its methodology for counting Customers and RGUs (as defined below). As a result of this change in methodology, Customer and RGU amounts reported prior to December 31, 2005 might not be comparable to those reported under the new methodology. RGUs and Customers as of December 31, 2005 reported below have been calculated under the new methodology. ARPC for the quarter ended December 31, 2005 has been calculated under the old methodology, because customer counts under the new methodology are not available prior to January 1, 2006, the effective date of the change. Based on our estimates of customer counts under the new methodology prior to the effective date of the change, we do not believe that the change in methodology would have a material impact on ARPC as previously reported.

                                   June 30, 2006   March 31, 2006   December 31, 2005
                                   -------------   --------------   -----------------
Voice RGUs (1),(5)                    271,000          271,000           274,000
   Penetration                           19.2%            19.3%             19.5%

Basic Video RGUs (1),(5)              369,000          365,000           369,000
   Penetration                           26.2%            26.0%             26.3%

Data RGUs (1),(5)                     257,000          249,000           244,000
   Penetration                           18.3%            17.8%             17.4%

Total RGUs (1),(5)                    897,000          885,000           887,000

Customers (2),(5)                     418,000          416,000           419,000

Average Revenue Per Customer (3)     $    109         $    106          $    103

Average RGUs Per Customer (4)             2.1              2.1               2.1

(1) RGUs are all video, high-speed data, and voice connections provided to residential households and businesses. Dial-up Internet and long distance voice services are not included. Additional telephone lines are each counted as a RGU, but additional room hook-ups for video service are not counted. For bulk arrangements in residential multiple dwelling units ("MDUs"), the number of RGUs is based on the number of video, high-speed data and voice connections provided and paid for in that MDU. Commercial structures such as hotels and offices are counted as one RGU regardless of how many units are in the structure. Delinquent accounts are generally disconnected and no longer counted as RGUs after a set period of time in accordance with our credit and disconnection policies. RGUs may include customers receiving some services for free or at a reduced rate in connection with promotional offers or bulk arrangements. RGUs provided free of charge under courtesy account arrangements are not counted, but additional services paid for are counted. Voice, basic video and data penetration is the number of RGUs for that service divided by the number of marketable homes, expressed as a percentage.

(2) A "Customer" is a residential household or business that has at least one paid video, high-speed data or local voice connection. Customers with only Dial-up Internet or long distance voice service are not included. For bulk arrangements in residential MDUs, each unit for which service is provided and paid for is counted as a Customer. Commercial structures such as hotels and offices are counted as one Customer regardless of how many units are in the structure. Delinquent accounts are generally disconnected and no longer counted as Customers after a set period of time in accordance with our credit and disconnection policies.

(3) Average Revenue per Customer is total revenue for a given monthly period (excluding Dial-up Internet, reciprocal compensation and certain commercial revenue) divided by the average number of Customers for the period.

(4) Average RGUs per Customer is the total number of RGUs divided by the number of Customers.

(5) Effective for periods ending after December 31, 2005, the Company changed its methodology for counting Customers and RGUs. Previously, certain commercial Customers and certain residential Customers in bulk MDU arrangements were not counted. In addition, certain dormitories and other commercial buildings are now counted as only one Customer and one RGU.

RESULTS OF OPERATIONS

The financial information presented in this report comprises the unaudited condensed consolidated financial information for the three and six months ended June 30, 2006 and 2005.

Approximately 94% of our revenue for the six months ended June 30, 2006 is attributable to recurring monthly charges for services provided to residential and commercial customers. The remaining 6% of our revenue is attributable to charges for usage-based services.

Expenses primarily consist of direct expenses, selling and general and administrative expenses, depreciation and amortization, and interest expense. Direct expenses include the cost of providing services such as cable programming, franchise costs and network access fees. Selling and general and administrative expenses include customer service costs, advertising, sales, marketing, order processing, telecommunications network maintenance and repair ("technical expenses"), general and administrative expenses, installation and provisioning expenses, and other corporate overhead.

REVENUES

Revenue increased $15.9 million, or 11.2%, for the three months ended June 30, 2006 compared to the three months ended June 30, 2005, and increased $18.7 million, or 6.6%, for the six months ended June 30, 2006 compared to the six months ended June 30, 2005. The increase was primarily due to increases in Commercial revenue for the three months and six months ended June 30, 2006, of $13.9 million and $16.9 million, respectively. The increase in Commercial revenue was primarily due to the acquisition of CEC completed on March 17, 2006.

Core residential revenue increased $4.1 million, or 3.2%, for the three months ended June 30, 2006, and increased $6.5 million, or 2.5%, for the six months ended June 30, 2006. The increase was primarily due to an increase in Average Revenue per Customer (ARPC), which resulted in increased revenue of $5.7 million and $11.4 million for the three and six-month periods ended June 30, 2006. The improvement in ARPC was driven by price increases and an increase in Average RGUs per Customer due to higher cable modem penetration offset partly by a decline in voice penetration and average revenue earned from voice subscribers. Offsetting the increase in ARPC was a decline in average customers compared to the same periods in 2005, which resulted in decreases in revenue of $1.6 million and $5.0 million for the three and six-month periods ended June 30, 2006, respectively. During the three month period ended June 30, 2006, customers increased by approximately 2,000.

Dial-up revenue decreased for the three and six month periods ended June 30, 2006, by $1.8 million and $3.7 million, respectively, as the number of dial-up customers continued to decline. Reciprocal compensation revenue, which is impacted to a large degree by dial-up service, decreased for the three and six-month periods ended June 30, 2006, by $0.4 million and $1.0 million, respectively.

                                          Revenue
                            For the three months ended June 30,
                         -----------------------------------------
                                               Fav/(unfav)
                           2006       2005       Variance    Var %
                         --------   --------   -----------   -----
Video                    $ 65,659   $ 63,789     $ 1,870       2.9%
Data                       31,988     27,381       4,607      16.8%
Voice                      32,583     35,681      (3,098)     -8.7%
Other                       2,019      1,254         765      61.0%
Total Core Residential   $132,249   $128,105     $ 4,144       3.2%

Commercial                 20,587      6,656      13,931     209.3%
Dial-Up                     3,361      5,136      (1,775)    -34.6%
Recip Comp / Other          1,098      1,529        (431)    -28.2%
Total                    $157,295   $141,426     $15,869      11.2%

                                          Revenue
                             For the six months ended June 30,
                         -----------------------------------------
                                               Fav/(unfav)
                           2006       2005       Variance    Var %
                         --------   --------   -----------   -----
Video                    $129,592   $125,528     $ 4,064       3.2%
Data                       61,532     54,207       7,325      13.5%
Voice                      66,654     72,059      (5,405)     -7.5%
Other                       3,656      3,171         485      15.3%
Total Core Residential   $261,434   $254,965     $ 6,469       2.5%

Commercial                 29,939     13,075      16,864     129.0%
Dial-Up                     7,134     10,833      (3,699)    -34.1%
Recip Comp / Other          2,400      3,362        (962)    -28.6%

Total                    $300,907   $282,235     $18,672       6.6%

DIRECT EXPENSES

Direct expenses decreased $0.5 million, or 0.9%, for the three months ended June 30, 2006 compared to the three months ended June 30, 2005 and decreased $1.6 million, or 1.5%, for the six months ended June 30, 2006. The decreases were primarily due to settlements with providers of our voice and data network services. Total settlements for the three and six month periods ended June 30, 2006, were $5.2 million and $6.8 million, respectively. Total settlements for the three and six month periods ended June 30, 2005, were $0 and $0.9 million, respectively. Voice and data network costs, excluding the impact of the settlements, increased $3.2 million for the three months ended June 30, 2006, and increased $1.7 million for the six months ended June 30, 2006. The increases were due to the acquisition of CEC but were partly offset by more favorable contract pricing from vendors and network optimization. Video direct costs for the three and six month periods ended June 30, 2006 increased $1.5 million and $2.6 million, respectively, due to increases in the average programming cost per subscriber, offset partly by a decline in video RGUs.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses (SG&A) increased $4.2 million, or 6.0%, for the three months ended June 30, 2006 compared to the three months ended June 30, 2005 and increased $9.3 million, or 6.8%, for the six months ended June 30, 2006. The increases were primarily due to stock based compensation recorded in 2006 and the acquisition of CEC. Stock based compensation was not recorded for the six-month period ended June 30, 2005 because no grants had been issued. Excluding the impact of stock based compensation, the acquisition of CEC and a credit included in the six months ended June 30, 2005 related to transition services reimbursements received from the purchaser of our Carmel cable system, SG&A decreased $6.3 million, or 8.8%, for the three months ended June 30, 2006, and decreased $8.1 million, or 5.8%, for the six months ended June 30, 2006.

The most significant contributor to the decline for the three months ended June 30, 2006 was a $2.2 million reduction in legal and litigation costs due to a reduction in activity related to litigation and SEC filings. Employee related expenses declined $2.0 million over the same period due to an approximate 10% reduction in average headcount. Billing costs declined $0.8 million resulting from investments in our billing platform in 2005. Other reductions related to insurance, bad debt, outside labor, network maintenance, facilities and other administrative costs totaled $2.6 million. Offsetting these declines were increases in outside labor, marketing and advertising, property taxes and other expenses totaling $1.3 million.

For the six months ended June 30, 2006, there was a $2.8 million reduction in legal and litigation costs and a $1.7 million reduction in billing costs. Employee related costs declined $2.1 million over the same period due to an approximate 8.0% reduction in average headcount. Other reductions related to insurance, property taxes, outside labor, network maintenance, facilities and other administrative costs totaled $3.7 million. Offsetting these declines were increases in outside labor, marketing and advertising, bad debt and other expenses totaling $2.2 million.

                                                          SG&A
                                           For the three months ended June 30,
                                        ----------------------------------------
                                                            Fav/(unfav)
                                          2006      2005      Variance     Var %
                                        -------   -------   -----------   ------
Network operations and construction     $26,514   $24,424     $(2,090)      -8.6%
Sales and marketing                      14,141    12,036      (2,105)     -17.5%
Customer service                          5,353     5,232        (121)      -2.3%
Operating, general and administrative    24,642    29,230       4,588       15.7%
Stock based compensation                  4,507        --      (4,507)    -100.0%
Total                                   $75,157   $70,922      (4,235)      -6.0%

                                                           SG&A
                                             For the six months ended June 30,
                                        ------------------------------------------
                                                              Fav/(unfav)
                                          2006       2005       Variance     Var %
                                        -------    --------   -----------   ------
Network operations and construction     $ 49,323   $ 47,036     (2,287)       -4.9%
Sales and marketing                       25,996     23,269     (2,727)      -11.7%
Customer service                          11,176     10,569       (607)       -5.7%
Operating, general and administrative     50,691     56,653      5,962        10.5%
Stock based compensation                   9,666         --     (9,666)     -100.0%
Total                                   $146,852   $137,527     (9,325)       -6.8%

IMPAIRMENTS, EXIT COSTS AND RESTRUCTURING

The Company continually reviews its facility requirements against lease obligations to identify excess space and opportunities to consolidate, exit or sublease excess facilities. As facilities are vacated, exit costs are recognized in accordance with SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 requires the Company to offset the present value of its lease payments for the exited property against estimated sublease rental. RCN amortizes the liability for these facilities as an offset to rent expense, which is included in selling, general and administrative expense, over the remaining term of the lease. When the Company terminates or buys out of the lease, the payment is charged against the liability and/or the remaining liability is reversed into "Impairments (recoveries), exit costs and restructuring" expense. Changes in assumptions about lease rentals based on market conditions are recognized in "Impairments (recoveries), exit costs and restructuring" expense when made.

In the three months ended June 30, 2006, the Company exited a facility in Chicago, recording a liability of $1.4 million, and also exited its former headquarters facility in Princeton, NJ, recording an exit cost liability of $0.5 million. The Company exited a facility in Boston in the first quarter of 2006, recording a liability of $0.6 million. During the three and six months ended June 30, 2006, we amortized $0.7 million and $1.2 million, respectively, of this exit cost as a reduction to rent expense in selling, general, and administrative expense.

As part of its emergence from bankruptcy, RCN recorded a "fresh start" liability for the excess of cost over fair value on all of its leased facilities. RCN amortizes the liability for these facilities as an offset to rent expense, which is included in selling, general and administrative expense, over the remaining term of the lease. When RCN exits a facility and accrues an exit cost liability, it reverses the remaining "fresh start" reserve established for that property in "Impairments (recoveries), exit costs and restructuring" expense. Similarly, when RCN amends a lease on one of these properties the reserve is reversed into "Impairments (recoveries), exit costs and restructuring" expense, as the amended lease is assumed to reflect market rates and terms. During the three and six months ended June 30, 2006, we amortized $0.3 million and $0.7 million, respectively, of this liability as a reduction to rent expense in selling, general and administrative expense.

In 2005, the Company announced that it would close its former headquarters facility in Princeton, NJ in April 2006. In connection with this transition, which is now complete, the Company incurred approximately $3.1 million in retention, severance, relocation and other expenses, $0.2 million and $0.8 million of which was recognized during the three and six months ended June 30, 2006, respectively.

We also announced a reduction in force in December 2005 in conjunction with plans to reduce our operating expenses. The Company recognized $1.1 million of expense in the fourth quarter of 2005 in severance and benefits for the terminated employees, most of which was paid during the six months ended June 30, 2006.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization expense increased $2.4 million, or 5.3%, to $48.6 million for the three months ended June 30, 2006 compared to the three months ended June 30, 2005. This increase was primary due to the inclusion of the fixed assets and intangibles of CEC. Depreciation and amortization expense increased $7.5 million, or 8.2%, to $99.5 million for the six months ended June 30, 2006 compared to the six months ended June 30, 2005. The net increase is due primarily to (i) $2.8 million of accelerated depreciation expense related to the adjustment of the remaining lives of leasehold improvements and other fixed assets in the former headquarters, which the Company closed in April 2006, and
(ii) the inclusion of fixed assets and intangibles of CEC and projects placed into service late in 2005 and the first quarter of 2006.

INVESTMENT INCOME

Investment income was $1.3 million for both the three-month periods ended June 30, 2006 and June 30, 2005. A decline in the average cash and short-term investments balance was offset by an increase in the overall rate of return earned on investments. Investment income increased $0.6 million to $3.1 million for the six months ended June 30, 2006 compared to the six months ended June 30, 2005 due to an increase in the overall rate of return earned on investments offset partly by a decline in the average cash and short-term investments balance.

INTEREST EXPENSE

Interest expense decreased by $5.4 million, or 52.4%, to $4.9 million for the three months ended June 30, 2006 compared to the three months ended June 30, 2005. Interest expense decreased by $4.6 million, or 22.2%, to $16.1 million for the six months ended June 30, 2006 compared to the six months ended June 30, 2005. This decrease is primarily due to the reduction in our outstanding debt of nearly $300 million, and also the reduction in our weighted average interest rate (as a result of the refinancing completed in May, 2006), offset slightly by increases in LIBOR.

LOSS ON EARLY EXTINGUISHMENT OF DEBT

In connection with the repayment of our Former First-Lien Credit Agreement and Third-Lien Term Loan, the Company recognized a loss on extinguishment of debt of $3.2 million and $19.3 million during the three and six-month periods ended June 30, 2006, respectively. The losses recognized consisted of early payment penalties of $0.7 million and $6.5 million and the write-off of deferred financing costs of $2.5 million and $12.8 million during the three and six-month periods ended June 30, 2006, respectively.

LIQUIDITY AND CAPITAL RESOURCES

                                                                    (DOLLARS IN THOUSANDS)
                                                                      JUNE 30,   JUNE 30,
                                                                        2006       2005
                                                                      --------   --------
Cash, cash equivalents and short-term investments                     $ 98,234   $170,647
Debt (including current maturities and capital lease obligations)     $203,157   $493,843

CASH FLOW FROM OPERATING ACTIVITIES

Net cash provided by operating activities was $13.9 million for the six months ended June 30, 2006, reflecting net income of $35.7 million and non-cash operating items of $15.1 million partially offset by a $36.8 million use of working capital. The use of cash in working capital was primarily due to an increase in CEC accounts receivable post-acquisition, due to transition-related billing delays, as well as an overall decrease in accounts payable and accrued expenses due to timing of payments. For the six months ended June 30, 2005, net cash provided by operations totaled $24.8 million reflecting a net loss of $60.8 million, $94.4 million in non-cash operating items, and an $8.8 million use of working capital.

CASH FLOW FROM INVESTING ACTIVITIES

Net cash provided by investing activities was $264.2 million for the six months ended June 30, 2006, driven primarily by $307.5 million in proceeds from the sale of our interests in Megacable and MCM, and a $25.7 million decrease in short-term investments and investments restricted for debt service, offset by $32.1 million in additions to property, plant and equipment, and $37.3 million for the purchase of Consolidated Edison Communication Holdings Company, Inc, and related costs. In comparison, net cash provided by investing activities for the six months ended June 30, 2005 was $79.7 million, reflecting a $99.3 million decrease in short-term investments and investments restricted for debt service and $4.4 million in proceeds from sales of assets, partly offset by additions to property, plant and equipment of $24.0 million.

CASH FLOW FROM FINANCING ACTIVITIES

Net cash used in financing activities was $298.9 million for the six months ended June 30, 2006, driven primarily by $372.1 million in repayments under our Former First-Lien Credit Agreement, Third-Lien Term Loan and capital lease obligations (including $6.5 million in prepayment penalties), and $1.4 million in treasury stock purchases, offset by net proceeds of $70.6 million from the new First-Lien Credit Agreement and $4.0 million in proceeds from stock option exercises. In comparison, cash used in financing activities for the six months ended June 30, 2005 was $1.9 million reflecting mandatory principal repayments under our Former First-Lien Credit Agreement and capital lease obligations.

We believe that our available cash, cash equivalents, short-term investments and cash generated from operations will be sufficient to fund our existing operations, planned capital spending and other commitments for at least the next twelve months.

From time to time, we may evaluate certain strategic actions that would enhance our value, including selling assets and acquiring or merging with another entity. Under the terms of our current debt agreements, the proceeds of asset sales are required, with certain exceptions, to be used to pay down debt in order of seniority. Certain acquisitions or mergers would require approval of our current lenders and in certain cases, our current stockholders. We have no assurance that our lenders and stockholders would give us approval to pursue acquisitions or mergers, nor can we be assured that we would be able to raise any funds necessary to undertake such acquisitions or mergers at terms favorable to us, if at all.

LETTERS OF CREDIT

We have approximately $48.9 million of letters of credit as of June 30, 2006 relating to our workmen's compensation and employee liability insurance policies, real estate lease obligations, right of way obligations, and license and permit obligations to governmental agencies. Approximately $0.4 million of these letters of credit are collateralized with restricted cash, as reflected in restricted investments in our condensed consolidated balance sheets.

RECENT ACCOUNTING PRONOUNCEMENTS

FIN No. 48

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation Number 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109", ("FIN48"). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return. The Company must determine whether it is "more-likely-than-not" that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the more-likely-than-not recognition threshold, the position is measured to determine the amount of benefit to recognize in the financial statements. FIN 48 applies to all tax positions related to income taxes subject to FASB Statement No. 109, Accounting for Income Taxes. The interpretation clearly excludes income tax positions related to FASB Statement No. 5, Accounting for Contingencies. We will adopt the provisions of this statement beginning in the first quarter of 2007. We do not expect that the adoption of this statement will have a material impact on our consolidated financial position or results of operations.

SFAS No. 155

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an Amendment of FASB Statements No. 133 and 140" ("SFAS No. 155"). SFAS No. 155 allows financial instruments that contain an embedded derivative and that otherwise would require bifurcation to be accounted for as a whole on a fair value basis, at the holders' election. SFAS No. 155 also clarifies and amends certain other provisions of SFAS No. 133 and SFAS No. 140. This statement is effective for all financial instruments acquired or issued in fiscal years beginning after September 15, 2006. We do not expect that the adoption of SFAS No. 155 will have a material impact on our consolidated financial position or results of operations.

SFAS No. 156

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets - an Amendment of FASB Statement No. 140" ("SFAS No. 156"). SFAS No. 156 provides guidance on the accounting for servicing assets and liabilities when an entity undertakes an obligation to service a financial asset by entering into a servicing contract. This statement is effective for all transactions in fiscal years beginning after September 15, 2006. We do not expect that the adoption of SFAS No. 156 will have a material impact on our consolidated financial position or results of operations.

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of our condensed consolidated financial statements requires us to make estimates that effect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and contingent liabilities. We base our judgments on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis of making estimates about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

For a discussion of the critical accounting judgments and estimates we identified that we believe require significant judgment in the preparation of our consolidated financial statements, please refer to our 2005 Annual Report.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

There has been no material change to the information required under this item from what was disclosed in our amended Annual Report on Form 10-K for the year ended December 31, 2005.

ITEM 4. CONTROLS AND PROCEDURES

CONCLUSIONS REGARDING DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the period covered by this report (the "Evaluation Date"). Based on this evaluation, our principal executive officer and principal financial officer concluded as of the Evaluation Date that our disclosure controls and procedures were effective such that the information relating to RCN, including our consolidated subsidiaries, required to be disclosed in our SEC reports (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to RCN's management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in our internal control over financial reporting in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15(f) and 15d-15(f) that occurred during our most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II--OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

IN RE: RCN CORPORATION ERISA LITIGATION. In September 2004, as part of RCN's Chapter 11 bankruptcy proceedings, certain participants and beneficiaries of the former RCN Savings and Stock Ownership Plan (the "Savings Plan") asserted claims against RCN and its current and former directors, officers, employee administrators, and managers for alleged violations of the Employee Retirement Income Security Act of 1974 (as amended, "ERISA"). The plaintiffs generally alleged that the defendants breached their fiduciary duties by failing to properly manage and monitor the Savings Plan in light of the drop in the trading price of RCN's then-outstanding common stock, which comprised a portion of the aggregate contributions made to the Savings Plan.

In April 2005, the Bankruptcy Court permitted the filing of a consolidated class action complaint (the "Class Action Complaint") in the United States District Court for the District of New Jersey against RCN Corporation and its current and former directors, officers, employee administrators, and managers, subject to the limitation that the plaintiffs would not be permitted to enforce a judgment against RCN in excess of any applicable RCN insurance coverage. The Class Action Complaint was filed on May 16, 2005.

In March 2006, the Class Action Complaint was dismissed as to all defendants, except for (a) RCN and certain former directors of RCN with respect to an alleged "failure to monitor" the Savings Plan, and (b) certain individuals who comprised the former administrative committee of the Savings Plan with respect to an alleged failure to prudently invest Savings Plan assets, in each case during late 2003 and early 2004 when the alleged breaches of fiduciary duty occurred. Discovery with respect to the remaining defendants is anticipated to commence in September 2006. Management of RCN believes that the claims of the plaintiffs are without merit and intends to defend such claims vigorously. If RCN were not to prevail in its defense of these claims, management believes that its applicable insurance coverage would offset any potential liability of RCN associated with the Class Action Complaint. If, however, any liability of the individual defendants arising from the Class Action Complaint were to exceed RCN's insurance coverage limits, and such individuals were to successfully seek indemnification from RCN, RCN's financial condition could be materially and adversely affected. At this stage of the litigation, RCN cannot reasonably estimate the amount of uninsurable loss, if any, that may result from this matter.

RCN is party to various other legal proceedings that arise in the ordinary course of business. In the opinion of management, none of these proceedings, individually or in the aggregate, are likely to have a material adverse effect on the financial position or results of operations or liquidity of RCN.

ITEM 1A. RISK FACTORS

For a more detailed explanation of the factors affecting our business refer to the Risk Factors section in Item 1A of our 2005 Annual Report.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

At the Annual Meeting of Stockholders of the Company held on June 6, 2006, the stockholders elected seven directors to serve until the 2007 Annual Meeting of Stockholders and approved a management proposal to increase the number of shares of RCN common stock available for awards under the 2005 Stock Compensation Plan by 200,000 shares. In addition, shareholders ratified the Audit Committee of the Board's selection of Friedman LLP to serve as the Company's independent registered public accounting firm for fiscal 2006.

The table below shows the results of the shareholders' voting:

Name of Director         Votes in Favor   Votes Withheld
----------------         --------------   --------------
James F. Mooney            34,312,733          52,773
Peter D. Aquino            34,337,191          77,231
Lee S. Hillman             34,280,511         109,453
Michael E. Katzenstein     34,216,807         173,157
Benjamin C. Duster IV      34,369,835          20,129
Daniel Tseung              34,211,762         178,202
Theodore H. Schell         34,216,828         173,136

Approval of Increase in Shares Available under 2005 Stock Compensation Plan (broker non-votes are disregarded for purposes of determining the approval of such proposal):

Votes in Favor   Votes Against   Abstentions   Broker Non-Votes
--------------   -------------   -----------   ----------------
  19,894,912       4,688,665        4,444          9,801,943

Ratification of Independent Registered Public Accounting Firm:

Votes in Favor   Votes Against   Abstentions   Broker Non-Votes
--------------   -------------   -----------   ----------------
  34,381,160         4,360          4,444              0

ITEM 5. OTHER INFORMATION

SEPARATION AND RELEASE AGREEMENTS

In connection with its reorganization of its senior executive management, the Company entered into (i) a Separation and Release Agreement, dated as of August 4, 2006, by and between the Company and Timothy James Dunne, the Company's former Executive Vice President and Chief Technology Officer (the "Dunne Agreement"), and (ii) a Separation and Release Agreement, dated as of August 4, 2006, by and between the Company and Joseph Sorresso, the Company's former Senior Vice President, Operations (the "Sorresso Agreement").

Pursuant to the Dunne Agreement, Mr. Dunne is entitled to receive a severance payment equal to the aggregate of one year of his base salary and the prorated portion of his annual bonus earned through his date of separation. In addition, vested options to purchase the Company's common stock previously awarded to Mr. Dunne shall remain outstanding through December 31, 2006, and unvested shares of restricted stock previously awarded to Mr. Dunne shall remain issued and outstanding through March 31, 2007. Pursuant to the Sorresso Agreement, Mr. Sorresso is entitled to receive a severance payment equal to the aggregate of six months of his base salary and the prorated portion of his annual bonus earned through his date of separation. In addition, vested options to purchase the Company's common stock previously awarded to Mr. Sorresso shall remain outstanding through December 31, 2006.

Both the Dunne Agreement and the Sorresso Agreement contain provisions customary for executive separations, including provisions relating to (i) release of claims, (ii) noncompetition, (iii) nonsolicitation, (iv) nondisparagement, (v) transition assistance, and (vi) confidentiality.

EXECUTIVE RESTRICTED STOCK AGREEMENTS

On June 6, 2006, the Compensation Committee of the Board of Directors approved the grant of 10,000 shares of restricted stock to each of Peter D. Aquino, the Company's President and Chief Executive Officer, and Michael T. Sicoli, the Company's Executive Vice President and Chief Financial Officer, pursuant to the Company's 2005 Stock Compensation Plan as a one-time performance bonus. The Company entered into a Restricted Stock Agreement with each of Mr. Aquino and Mr. Sicoli in the form previously approved by the Company Compensation Committee and disclosed as Exhibit 10.4 to the Company's Current Report on Form 8-K filed on January 6, 2006, except that the grants of restricted stock made pursuant to the August Restricted Stock Agreements shall vest ratably over three years in March of 2007, 2008, and 2009.

ITEM 6. EXHIBITS

     2.1 Joint Plan of Reorganization of RCN Corporation and Certain Subsidiaries, dated as of December 21, 2004 (incorporated by reference to Exhibit 2.1 of RCN's Current Report on Form 8-K, filed on December 14, 2004).

     2.2 Order Confirming the Joint Plan of Reorganization of RCN Corporation and Certain Subsidiaries, dated as of December 8, 2004 (incorporated by reference to Exhibit 2.2 of RCN's Current Report on Form 8-K filed on December 14, 2004).

     3.1 Amended and Restated Certificate of Incorporation of RCN Corporation, dated as of December 21, 2004 (incorporated by reference to Exhibit
          3.1 of RCN's Current Report on Form 8-K filed on December 27, 2004
          8-K).

     3.2 Amended and Restated Bylaws of RCN Corporation (incorporated by reference to Exhibit 3.2 of RCN's Current Report on Form 8-K filed on December 27, 2004).

     4.1 Warrant Agreement, dated as of December 21, 2004, by and between RCN Corporation and HSBC Bank USA, National Association as Warrant Agent (incorporated by reference to Exhibit 4.1 of RCN's Current Report on Form 8-K filed on December 27, 2004).

     4.2 Registration Rights Agreement, dated as of December 21, 2004, by and between RCN Corporation and the Stockholders listed on the signature pages thereto (incorporated by reference to Exhibit 4.2 of RCN's Current Report on Form 8-K filed on December 27, 2004).

     4.3 Note Purchase Agreement, dated as of December 21, 2004, by and among RCN Corporation, the Guarantors listed on the signature pages thereto and the Purchasers listed in Schedule I and Schedule II thereto (incorporated by reference to Exhibit 4.3 of RCN's Current Report on Form 8-K filed on December 27, 2004).

     4.4 Indenture, dated as of December 21, 2004, by and among RCN Corporation and HSBC Bank USA, National Association (incorporated by reference to
          Exhibit 4.4 of RCN's Current Report on Form 8-K filed on December 27,
          2004).

     4.5 First Supplemental Indenture, dated as of May 30, 2006, by and between RCN Corporation and HSBC Bank USA, National Association, as Trustee. (incorporated by reference to Exhibit 10.5 of RCN's Current Report on Form 8-K filed on May 30, 2006).

     4.6 Registration Rights Agreement, dated as of December 21, 2004, by and between RCN Corporation and the Purchasers listed in Schedule I and
          Schedule II thereto (incorporated by reference to Exhibit 4.5 of RCN's Current Report on Form 8-K filed on December 27, 2004).

     10.1 Separation and Release Agreement, dated as of August 4, 2006, by and between RCN Corporation and Timothy James Dunne.

     10.2 Separation and Release Agreement, dated as of August 4, 2006, by and between RCN Corporation and Joseph Sorresso.

     10.3 Restricted Stock Agreement, dated as of August 4, 2006, by and between RCN Corporation and Peter D. Aquino.

     10.4 Restricted Stock Agreement, dated as of August 4, 2006, by and between RCN Corporation and Michael T. Sicoli.

     31.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

     31.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

     32.1 Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

     32.2 Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

* This certification accompanies this Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.


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

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RCN Corporation


/s/ PETER D. AQUINO
-------------------------------------
Peter D. Aquino
President and Chief Executive Officer

Date: AUGUST 9, 2006


/s/ MICHAEL T. SICOLI
-------------------------------------
Michael T. Sicoli
Executive Vice President and Chief
Financial Officer

Date: AUGUST 9, 2006


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